As filed with the Securities and Exchange Commission on February 13, 2006.
Registration Statement No. 333-130819
Filed pursuant to Rule 424(b)(3)

Little Squaw Gold Mining Company

10,431,400 Shares of Common Stock

This is a public offering up to 10,431,400 shares of the common stock, par value $0.10 per share, of Little Squaw Gold Mining Company, by selling shareholders listed beginning on page 13 of this prospectus. All of the shares being offered, when sold, will be sold by selling shareholders. The shares of common stock registered for resale under this prospectus include:

1,231,400 shares of common stock held by selling shareholders;

5,000,000 shares of common stock acquirable upon conversion of 6% Convertible Debentures of Little Squaw Gold Mining Company in the principal amount of One Million United States Dollars (US$1,000,000);

1,200,000 shares of common stock acquirable upon exercise of warrants at exercise prices of $0.30 to $0.40 per share; and

3,000,000 shares of common stock acquirable upon exercise of Class A Warrants at the exercise price of $0.30 per share.

The price at which the selling shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

We will not receive any proceeds from the sale or distribution of the common stock by the selling shareholders. We may receive proceeds from the exercise of the warrants and/or the Class A Warrants upon exercise of these warrants, if any, and will use the proceeds from any exercise for general working capital purposes.

Our common stock is quoted on the National Association of Securities Dealers "NASD" Over-the-Counter Bulletin Board "OTCBB" under the symbol "LITS:OB". On February 6, 2006, the closing sale price for our common stock was $0.55 on the NASD OTCBB.

Investing in our common stock involves risks. See "Risk Factors and Uncertainties" beginning on page 6.

These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 13, 2006.

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

SUMMARY INFORMATION

The Offering

This is an offering of up to 10,431,400 shares of our common stock by certain selling shareholders.

Shares Offered By the Selling Shareholders	10,431,400 shares of common stock, $0.10 par value per share, including:
	1,231,400 shares of common stock held by selling shareholders;
	5,000,000 shares of common stock acquirable upon conversion of 6% Convertible Debentures of Little Squaw Gold Mining Company in the principal amount of One Million United States Dollars (US$1,000,000);
	1,200,000 shares of common stock acquirable upon exercise of warrants at exercise prices of $0.30 to $0.40 per share; and
	3,000,000 shares of common stock acquirable upon exercise of Class A Warrants at the exercise price of $0.30 per share.
Offering Price	Determined at the time of sale by the Selling Shareholders
Common Stock Outstanding as of February 8, 2006[1]	20,611,217 shares
Use of Proceeds	We will not receive any of the proceeds of the shares offered by the Selling Shareholders. We may receive proceeds from the exercise of the warrants and/or the Class A Warrants upon exercise of these warrants, if any, and will use the proceeds from any exercise for general working capital purposes.
Dividend Policy	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends.
OTC Bulletin Board Symbol	LITS:OB

[1] Excludes 5,000,000 shares of common stock acquirable upon conversion of the 6% convertible debentures, 1,200,000 shares of common stock acquirable upon exercise of warrants at $0.30 to $0.40 per share, 3,000,000 shares of common stock acquirable upon exercise of Class A Warrants at $0.30 per share, and 2,337,000 shares of common stock acquirable upon the exercise of Class B Warrants at $0.35 to $0.65 per share. After giving effect to these transactions, we would have 32,148,217 shares of common stock issued and outstanding as of February 8, 2006.

Unless otherwise indicated, the number of shares of our common stock outstanding excludes:

- 320,000 shares of common stock issuable upon vested exercise of options outstanding as of February 8, 2006 at a weighted average exercise price of $0.23 per share; and

- 1,200,000 shares of common stock issuable upon exercise of warrants outstanding as of February 8, 2006 at a weighted average exercise price of $0.35 per share;

- 5,000,000 shares issuable upon conversion of 6% convertible debentures at the conversion price of $0.20 per share outstanding as of February 8, 2006; and

- 580,000 shares of common stock available for future grant under our Restated 2003 Stock Option Plan as of February 8, 2006.

- 2,337,000 shares of common stock issuable upon exercise of Class B Warrants at an exercise price of $0.35 per share through January 31, 2006, $0.50 per share from February 1, 2007 through January 31, 2008, and $0.65 per share from February 1, 2008 through January 31, 2009.

Summary of Our Business

We, Little Squaw Gold Mining Company, are engaged in the business of acquiring and exploring mineral properties throughout the Americas, primarily those containing gold and associated base and precious metals. We are incorporated under the laws of the State of Alaska on March 26, 1959. Our executive offices are located at 3412 S. Lincoln Dr., Spokane, WA 99203, and our phone number there is (509) 624-5831.

At this time our only property is an exploration stage property in Alaska referred to as the Chandalar property. The Chandalar property is located approximately 190 air miles NNW of Fairbanks, Alaska, and 48 miles NE of Coldfoot, in the Chandalar Mining District. The center of the district is approximately 70 miles north of the Arctic Circle (Map 1). We own in fee 426.5 acres of patented federal mining claims consisting of 21 lode claims, one placer claim and one mill site. We control an additional 9,566.5 acres of unpatented State of Alaska mining claims consisting of 90 claims. State mining claims provide exploration and mining rights to both lode and placer mineral deposits. The claims are contiguous, comprising a block covering 9,993 acres, and are being maintained by us specifically for the possible development of placer and lode gold deposits (Map 2). We do not intend to conduct mining operations on our own account at this time. Rather we plan to undertake cost efficient and effective exploration activities to discover mineralization and potentially mineral reserves, which may upgrade the value of our properties and then joint venture or sell properties to qualified major mining companies. We intend to focus our activities only on projects that are primarily gold deposits.

We are an exploration stage company, and none of the properties that we own or control contain any known ore reserves or mineralized material under the definition of ore reserves under SEC Industry Guide 7. Although there is a history of past lode and placer production on our Chandalar property, the property is at an early stage of exploration, and the probability that ore reserves that meet SEC guidelines will be discovered on an individual prospect at Chandalar is slight. We have assayed gold mineralization in samples from 28 prospects on our Chandalar property (Map 3). A great deal of further work is required on our properties before a final determination as to the economic and legal feasibility of a mining venture can be made. There is no assurance that a commercially viable deposit will be proven through the exploration efforts by us at Chandalar. We cannot assure you that funds expended on our properties will be successful in leading to the delineation of ore reserves that meet the criteria established under SEC guidelines.

Our initial focus is on exploration of our Chandalar property. The arctic climate limits exploration activities to a summer field season that generally starts in early May and lasts until freeze up in mid-September. There are many operating mines located elsewhere within North America that are located above the Arctic Circle. Management believes year-round operations at Chandalar are feasible should an exploitable deposit of gold be proven through seasonal exploration and development.

We intend to raise approximately $1,000,000 during the next six months to fund exploration work on the Chandalar property and for working capital requirements. We expect to accomplish this by private placement offerings of our securities similar to those by which the selling shareholders acquired their shares and under comparable terms or also possibly by entering into a joint venture mineral development agreement on our Chandalar property with a senior mining company partner which could involve, in part, their purchasing our securities.

Selected Financial Data

The selected financial information presented below as of and for the periods indicated is derived from our financial statements contained elsewhere in this prospectus and should be read in conjunction with those financial statements.

INCOME STATEMENT DATA:	Year Ended December 31,		Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	**2003**	**2005**	**2004**	**2005**	**2004**
			(unaudited)		(unaudited)	
Revenue	-	$ 5,799	-	-	-	-
Operating Expenses	-	4,904	-	-	-	-
Net Loss	$ 553,178	221,772	$ 95,141	$ 107,861	$ 283,988	$ 308,040
Loss per Common share*	$0.04	$0.02	Nil	Nil	Nil	Nil
Weighted Average Number of Common Shares Outstanding[1]	14,811,488	9,898,792	15,835,594	14,974,117	15,573,728	14,564,747

BALANCE SHEET DATA:	At December 31, 2004	At September 30, 2005[1]
		(unaudited)
Working Capital (Deficiency)	$ 1,261	$ (97,997)
Total Assets	367,560	427,388
Accumulated (Deficit)	(2,009,101)	(2,293,089)
Stockholders' Equity	$279,768	$182,961

* Basic.

[1] Effective November 21, 2005, we closed the private placement of 6% Convertible Debentures in the principal amount of One Million United States Dollars ($1,000,000) and 2,500,000 Class A Warrants for and in consideration of One Million United States Dollars ($1,000,000). We also issued 500,000 Class A Warrants exercisable to acquire shares of common stock at $0.30 per shares to a placement agent in connection with the private placement. On January 31, 2006, we closed a private placement of 3,895,000 Units, at a price of $0.25 per Unit for gross proceeds of $973,750. Each Unit consisted of one share of the registrant's common stock, par value $0.10, and one half of one (1/2) Class B Warrant. Each whole Class B Warrant is exercisable to acquire one additional share of common stock at an exercise price of $0.35 per share during the one-year period commencing on the Closing date, $0.50 per share during the second year following the Closing Date, and $0.65 per share during the third year following the Closing Date. We paid an agent's commission of 10% of the gross proceeds and issued the agent 389,500 Class B Warrants. Information contained in the selected financial data table does not give effect to the private placements.

RISK FACTORS AND UNCERTAINTIES

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

Estimates of mineralized material are inherently forward-looking statements subject to error. Although estimates of mineralized material require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

We have no proven or probable reserves.

We have no probable or proven reserves on any of our properties, and we have not completed a feasibility study on our Chandalar property. Therefore, we cannot be certain that minerals will be discovered in sufficient quantities and grade at Chandalar to justify commercial operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. If we are unable to upgrade our mineralized material to proven and probable reserves in sufficient quantities to justify commercial operations, we will be unable to develop mines and our financial condition and results of operations could be adversely affected.

We have no history of commercial production.

Small scale placer and lode miners have historically produced limited amounts of gold on the Chandalar property. Recorded historical production on the property since 1904 totals 83,987 ounces of gold (not all of the gold production has been recorded) Between 1979 and 1999 we were paid an 8% in kind production royalty of 1,246.14 ounces of gold on 15,735.54 ounces of gold mined by our placer miner lessees. Between 1970 and 1983 combined lode production from our operations and those of our lessees was 9,039 ounces of gold from 11,819 tons. These operations were economically marginal and did not yield profits of any significance to the Company. We currently have no commercial placer or lode production operation at Chandalar, and have carried on our business of exploring the property at a loss. We expect to continue to incur losses unless and until such time as our properties enter into commercial production and generate sufficient revenues to fund our continuing operations. The development of new mining operations at Chandalar will require the commitment of substantial resources toward exploration work and the completion of a feasibility study. We expect to incur substantial losses for the foreseeable future related to operating expenses, exploration activities and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment are retained as we continue exploration and, if warranted, development activities. The amounts and timing of expenditures will depend on the progress of ongoing exploration, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may not generate any revenues or achieve profitability.

Chandalar is located within the remote Arctic Circle region and exploration and development activities may be limited by climate and location.

Our initial focus is on exploration of our Chandalar property. The arctic climate limits exploration activities to a summer field season that generally starts in early May and lasts until freeze up in mid-September. The remote location of our Chandalar property limits access and increases exploration and development expenses. Costs associated with such activities are estimated to be between 25% and 50% higher than costs associated with similar activities in the lower 48 states in the United States. Transportation and availability of qualified personnel is also limited because of the remote location. Higher costs associated with exploration activities and limitations on the periods in which we can carry on exploration activities will increase the costs and time associated with our planned activities and may affect the value of our property and securities.

Our operations will require us to raise an additional $1,000,000 in capital during the next six months.

We are an early stage company and currently do not have sufficient capital to fully fund the Plan of Operation at the Chandalar property. We estimate that we will be required to raise an additional $1,000,000 within the next six months to provide us with sufficient capital to fund our planned exploration work on the Chandalar property and our working capital requirements for 2006. We expect to accomplish this by private placement offerings of our securities similar to those by which the selling shareholders acquired their shares and under comparable terms or also possibly by entering into a joint venture mineral development agreement on our Chandalar property with a senior mining company partner which could involve, in part, their purchasing our securities. We estimate that we will require substantial additional financing thereafter, the level of which will depend on the results of our exploration work and recommendations of our management and consultants. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production, if warranted, on any or all of our properties or even a loss of property interest. We cannot be certain that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable or acceptable to us.

Our exploration activities may not be commercially successful.

We currently have no properties that produce gold, as our initial property is the Chandalar property which is an exploration project. Mineral exploration is highly speculative in nature, involves many risks and is frequently nonproductive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs. We are currently conducting exploration and deposit definition drilling at Chandalar. The success of gold exploration is determined in part by the following factors:

- the identification of potential gold mineralization based on superficial analysis;
- availability of government-granted exploration permits;
- the quality of our management and our geological and technical expertise; and
- the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We cannot assure you that any gold reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

Exploration activities involve a high degree of risk.

Our operations will be subject to all the hazards and risks normally encountered in the exploration, and if warranted development and production of gold and other base or precious metals. These hazards and risks include, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. While the parameters used have a reasonable basis, various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the underground mining operations are executed as planned. The mining contracts for the mines include clauses addressing these issues to help ensure planned requirements are met. Nevertheless, unforeseen difficulties may occur in planned operations.

If we make a decision to develop the Chandalar property, we plan to process the gold mineralization using technology that has been demonstrated to be commercially effective at other quartz vein hosted gold deposits in Alaska and elsewhere in the world. These techniques may not be as efficient or economical as we project, and we may never achieve profitability.

We may be adversely affected by fluctuations in gold prices.

The value and price of securities, our financial results, and our exploration activities may be significantly adversely affected by declines in the price of gold and other precious metals. Gold prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of gold producing countries throughout the world. The price for gold fluctuates in response to many factors beyond anyone's ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant positive cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or that a greater expense would be incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans, if any, using significantly lower gold and precious metal prices could result in material write-downs of our investments in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineralized material estimates and its financial aspects, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Title to our properties may be subject to other claims.

Although we believe we have exercised the commercially reasonable due diligence with respect to determining title to properties we own or control and in the Chandalar mining district, there is no guarantee that title to such properties will not be challenged or impugned. Our mineral property interests may be subject to prior unrecorded agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of our properties which, if successful, could impair development and/or operations.

A significant portion of our mineral rights to the Chandalar property consist of "unpatented" lode mining claims created and maintained on deeded state land in accordance with the laws governing Alaska state mining claims . We have no unpatented mining claims on federal land in the Chandalar mining district, or anywhere else. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of complex state laws and regulations. Also, unpatented mining claims are always subject to possible challenges by third parties or validity contests by the state government. In addition, there are few public records that definitively determine the issues of validity and ownership of unpatented state mining claims.

None of our mining property is leased from or to other parties. Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

No faction of our Chandalar property is held by mineral lease from another party, nor have we leased any of the property to another person or business entity.

Although any estimates of mineralized material at Chandalar would have been delineated with appropriately spaced drilling, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

We currently depend on a single property - the Chandalar property.

Our only mineral property is the Chandalar property. Even though the Chandalar property encompasses several areas with known gold mineralization, unless we acquire additional properties or projects outside of Chandalar or discover additional deposits at Chandalar, we will be solely dependent upon a single mine operation at the Chandalar property for its revenue and profits, if any. We cannot provide any assurance that we will establish any reserves on the Chandalar property or that we will successfully develop any mining operations at the Chandalar property.

Government regulation may adversely affect our business and planned operations.

We believe our Chandalar, Alaska project currently complies with existing environmental and mining laws and regulations affecting its operations. Our mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. We cannot assure that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. The economics of any potential mining operation on our Chandalar property would be particularly sensitive to changes in the State of Alaska's tax regime. At present, Alaska has a 7% net profits mining license tax on all mineral production (AS 43.65), a 3% net profits royalty on minerals from state lands (AS 38.05.212) (where we hold unpatented state mining claims), and a graduated mining claim rental beginning at $0.50/acre. Alaska state corporate income tax is 9.4% if net profit is more than a set threshold amount. Alaska has an exploration incentive credit program (AS 27.30.010) whereby up to $20 million in approved accrued exploration credits can be deducted from the state mining license tax, the state corporate income tax, and the state mining royalty. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a material adverse impact on our business and financial condition.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on our business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Our operations are subject to environmental risks.

All phases of our operations, if any, will be subject to federal, state and local environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot be certain that future changes in environmental regulation, if any, will not adversely affect our operations, if any. Environmental hazards may exist on the properties on which we hold and will hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production, if any, at our mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems, then we may become subject to liability for hazards that may not be insured against or for clean up work that may not be insured.

We will be required to locate mineral reserves for our long-term success.

Because mines have limited lives based on proven and probable mineral reserves, we will have to continually replace and expand mineral reserves, if any, should the Chandalar property begin gold production. Our ability to maintain or increase annual production of gold once the Chandalar property is restarted, if at all, will be dependent almost entirely on our ability to bring new mines into production.

We do not insure against all risks.

Our insurance will not cover all the potential risks associated with a mining company's operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial condition and results of operations.

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

We are dependent on our key personnel.

Our success depends on our key executives: Richard R. Walters, President and Becky Corigliano, Chief Financial Officer. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation. Our ability to manage our exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we cannot be certain that we will be able to attract and retain such personnel.

New legislation, including the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors.

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies. The Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

While we believe we have adequate internal control over financial reporting, we are required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we expect that beginning with our annual report on Form 10-KSB for the fiscal year ended December 31, 2007, we will be required to furnish a report by management on our internal controls over financial reporting. Such report will contain among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. Such report must also contain a statement that our auditors have issued an attestation report on our management's assessment of such internal controls. Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, our management's assessment of the effectiveness of internal control over financial reporting under Section 404.

While we believe our internal control over financial reporting is effective, we are still compiling the system and processing documentation and performing the evaluation needed to comply with Section 404, which is both costly and challenging. We cannot be certain that we will be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

Risks Related to this Offering

You may lose your entire investment in our securities.

An investment in our common stock is highly speculative and may result in the loss of your entire investment. Only potential investors who are experienced investors in high risk investments and who can afford to lose their entire investment should consider an investment in us.

The market for our common shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of our common stock has ranged from a high $0.55 and a low $0.20 during the twelve month period ended December 31, 2005. See "Market for Common Equity and Related Stockholder Matters" beginning on page 42 of this prospectus. We cannot assure you that the market price of our common stock will not significantly fluctuate from its current level. The market price of our common stock may be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many exploration companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, class action securities litigation has been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse affect on our business, operating results and financial condition.

Broker-dealers may be discouraged from effecting transactions in our common stock because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a "penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00

per share. The market price of our common stock on the OTCBB during the period from January 1, 2004 to December 31, 2005, ranged between a high $0.55 and a low $0.20, and our common stock is deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the stock and impede the sale of our stock in the secondary market.

A broker-dealer selling penny stock to anyone other than an established customer or "accredited investor," generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

In the event that your investment in our shares is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.

We have never paid a dividend to our shareholders, and we intend to retain our cash for the continued development of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.

FORWARD-LOOKING STATEMENTS

We use words like "expects," "believes," "intends," "anticipates," "plans," "targets," "projects" or "estimates" in this prospectus. When used, these words and other, similar words and phrases or statements that an event, action or result "will," "may," "could," or "should" occur, be taken or be achieved identify "forward-looking" statements. This prospectus contains "forward-looking information" which may include, but is not limited to, statements with respect to the following:

- future financial or operating performances of Little Squaw, its subsidiaries and its projects;

- the future price of gold, silver or other metals;

- the estimation of mineral resources and the realization of mineral reserves, if any, based on estimates;

- estimates related to costs of capital, operating and exploration expenditures;

- requirements for additional capital;

- government regulation of exploration activities operations, environmental risk and, as applicable, reclamation and rehabilitation expenses;

- title disputes or claims;

- limitations of insurance coverage; and

- the timing and possible outcome of pending regulatory and permitting matters.

Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined under the sections titled "Risk Factors and Uncertainties" beginning at page 4 of this prospectus, "Description of the Business" beginning at page 25 of this prospectus and "Management's Discussion and Analysis" beginning at page 38 of this prospectus Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Our management has included projections and estimates in this prospectus, which are based primarily on management's experience in the industry, assessments of our results of operations, discussions and negotiations with third parties and a review of information filed by our competitors with the Securities and Exchange Commission or otherwise publicly available. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

DIVIDEND POLICY

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any further determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on the financial condition, operating results, capital requirements and other factors that our board deems relevant. We have never declared a dividend.

SELLING SHAREHOLDERS

This prospectus covers the offering of up to 10,431,400 shares of our common stock by Selling Shareholders. We will not receive any proceeds from the sale of the shares by the Selling Shareholders.

If we issue all of the common stock issuable upon exercise of the warrants and Class A Warrants held by Selling Shareholders, we will receive proceeds of between $1,260,000 and $1,380,000, depending on the year in which they may be exercised. We intend to use such proceeds, if any, for general working capital purposes. We cannot assure you that any of the warrants will be exercised.

The shares issued to the Selling Shareholders or issuable to Selling Shareholders upon conversion of the 6% convertible debentures or exercise of the warrants are "restricted" shares under applicable federal and state securities laws and are being registered to give the Selling Shareholders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the Selling Shareholders. The Selling Shareholders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See "Plan of Distribution" beginning on page 16 of this prospectus. The Selling Shareholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The Selling Shareholders and any agents or broker-dealers that participate with the Selling Shareholders in the distribution of their registered shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

We will receive no proceeds from the sale of the registered shares, and we have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Shareholders Information

The following are the Selling Shareholders who own an aggregate of 10,431,400 shares of our common stock covered in this prospectus. Certain Selling Shareholders have the right to acquire the shares of common stock upon the conversion of the 6% convertible debenture or the exercise of warrants sold in our private placements. See "Transactions with Selling Shareholders" beginning on page 14 of this prospectus for further details. At February 8, 2006, we had 20,611,217 shares of common stock issued and outstanding.

| | Before Offering | | After Offering | | |
Name	Total Number of Shares Beneficially Owned (1)	Percentage of Shares Owned (1)	Number of Shares Offered	Shares Owned After Offering (2)	Percentage of Shares owned After Offering(3)
RAB Special Situations (Master) Fund Limited(4)	7,500,000**(4)**	9.99%**(4)**	7,500,000**(4)**	--	--
Strata Partners, LLC(5)	920,900**(5)**	4.28%	531,400**(5)**	389,500	1.85%
Earle & Rhea Foster(6)	800,000	3.81%	800,000	--	--
George & Carol Nichols(7)	466,000	2.25%	200,000	266,000	1.28%
Ralph Kettell, II & Laura Kettell(8)	600,000	2.87%	600,000	--	--
Vose Partners(9)	400,000	1.92%	400,000	--	--
Wilbur Hallauer(10)	2,081,875	10.00%	400,000	1,881,875	9.04%
Total(10)	12,768,775	42.28%	10,431,400	2,537,375	11.91%

(1) All percentages are based on 20,611,217 shares of common stock issued and outstanding on February 8, 2006.

(2) This table assumes that the Selling Shareholders will sell all of their shares available for sale during the effectiveness of the registration statement that includes this prospectus. The Selling Shareholders are not required to sell their shares. See "Plan of Distribution" beginning on page 16.

(3) Assumes that all shares registered for resale by this prospectus have been issued and sold.

(4) RAB Special Situations (Master) Fund Limited is organized under the laws of the Cayman Islands. Phillip Richards has sole investment and voting control over the securities. The Selling Shareholder holds a 6% convertible debenture in the principal amount of $1,000,000 convertible into 5,000,000 shares of common stock at $0.20 per share and Class A Warrants exercisable to acquire 2,500,000 shares of common stock at $0.30 per share for a period of 3 years. The 6% convertible debenture and the Class A Warrants contain provisions that limit the selling shareholder's beneficial ownership in the class of common stock of Little Squaw to 9.99%.

(5) Includes 31,400 shares of common stock; Class A Warrants exercisable to acquire 500,000 shares of common stock at $0.30 per share for a period of 3 years; and Class B Warrants exercisable to acquire 389,500 shares of common stock at an exercise price ranging from $0.35 to $0.65 for a period of 3 years. Rhett Gustafson has sole investment and voting control over these securities. Strata Partners, LLC is a registered U.S. broker-dealer and received the Class A Warrants and Class B Warrants as placement agent fees.

(6) Includes 400,000 shares of common stock and Warrants exercisable to acquire 400,000 shares of common stock at a price of $0.30 until August 17, 2006, $0.35 from August 18, 2006 to August 17, 2007 and $0.40 from August 18, 2007 to August 17, 2008.

(7) Includes 366,000 shares of common stock and Warrants exercisable to acquire 100,000 shares of common stock at a price of $0.30 until September 20, 2006, $0.35 from September 21, 2006 to September 20, 2007 and $0.40 from September 21, 2007 to September 20, 2008. This registration statement registers 200,000 shares of common stock for resale, including 100,000 shares of common stock and 100,000 shares of common stock acquirable upon exercise of the Warrants.

(8) Includes 300,000 shares of common stock and Warrants exercisable to acquire 300,000 shares of common stock at a price of $0.30 until October 16, 2006, $0.35 from October 17, 2006 to October 16, 2007 and $0.40 from October 17, 2007 to October 16, 2008.

(9) Includes 200,000 shares of common stock and Warrants exercisable to acquire 200,000 shares of common stock at a price of $0.30 until October 16, 2006, $0.35 from October 17, 2006 to October 16, 2007 and $0.40 from October 17, 2007 to October 16, 2008. James Vose has sole investment and voting control over these securities.

(10) Includes 1,881,875 shares of common stock and Warrants exercisable to acquire 200,000 shares of common stock at a price of $0.30 until October 16, 2006, $0.35 from October 17, 2006 to October 16, 2007 and $0.40 from October 17, 2007 to October 16, 2008. This registration statement registers 400,000 shares of common stock for resale, including 200,000 shares of common stock and 200,000 shares of common stock acquirable upon exercise of the Warrants.

(11) Beneficial ownership is calculated based on the number of shares of common stock that each selling shareholder owns or controls or has the right to acquire within 60 days of February 8, 2006.

Except as noted above and based on information provided to us, none of the selling shareholders are affiliated or have been affiliated with any broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the selling shareholders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.

Transactions with Selling Shareholders

Transactions with RAB Special Situations (Master) Fund Limited

Effective November 21, 2005, we entered into a Subscription Agreement with RAB Special Situations (Master) Fund Limited, a selling shareholder, related to the placement of 6% convertible debentures in the principal amount of one million United States Dollars (US$1,000,000) and 2,500,000 Class A Warrants (for and in consideration of one million United States Dollars (US$1,000,000)). The Debentures are convertible into shares of Common Stock, $0.10 par value, at US$0.20 per share, subject to certain adjustments, and each Warrant is exercisable to acquire one share of common stock at an exercise price of US$0.30 per share until November 21, 2008. The 6%

convertible debentures and the Class A Warrants contain provisions that limit the selling shareholder's beneficial ownership in the class of common stock of Little Squaw to 9.99%. We are registering the shares of common stock acquirable upon conversion of the 6% Convertible Debenture and exercise of the Class A Warrants for resale by the selling shareholder in the registration statement in which this prospectus is included.

Under the terms of the Subscription Agreement, we agreed to prepare and file the registration statement in which this prospectus forms a part. The Subscription Agreement requires us to use reasonable efforts to cause the registration statement to be declared effective by the SEC as soon as possible, but in any event not later than the earlier of (a) March 21, 2006 (one hundred twenty (120) days following the closing date of the private placement) (or April 20, 2006 (one hundred fifty (150) in the event of an SEC review of the registration statement)), and (b) the fifth trading day following the date on which Little Squaw is notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments. Subject to certain limitations, we agreed that if (A) the registration statement is not filed on or prior to January 20, 2006 (sixty (60) calendar days after the closing date of the private placement); (1) the registration statement is not declared effective on or prior to the earlier of (a) March 21, 2006 (one hundred twenty (120) days following the closing date of the private placement) (or April 20, 2006 (one hundred fifty (150) in the event of an SEC review of the registration statement)), and (b) the fifth trading day following the date on which Little Squaw is notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments, or (2) the registration statement ceases to be effective and available to the selling shareholder as to its registrable securities without being succeeded within 20 trading days by an effective amendment thereto or by a subsequent registration statement filed with and declared effective by the SEC, then, in addition to any other rights available to the selling shareholder under the subscription agreement or applicable law on the failure by the us to comply with the requirement, we will be required to issue our shares to the selling shareholder, as liquidated damages and not as a penalty, with a fair market value (determined by the average closing price of our common stock on the OTCBB during the ten days preceding the issuance of such shares) equal to two percent (2%) of the price paid by the selling shareholder for the debenture and warrants and on each monthly anniversary of such failure until we comply; provided, however, that any liquidated damages that accrue under the subscription agreement shall not exceed eight percent (8%) of the price paid by the selling shareholder for the debentures and warrants.

Transactions with Strata Partners, LLC

On September 23, 2005, we entered into a Placement Agent Agreement with Strata Partners, LLC, a U.S. registered broker dealer. Under the terms of a Placement Agent Agreement, we agreed to pay Strata Partners, LLC, as agent, a placement agent fee in the amount of agent compensation fee in an amount equal to eight percent (8%), as applicable, for sales effected by the agent and a lead agent fee agent in an amount equal to two percent (2%) of the aggregate gross proceeds of any placement during the term of the agreement. The agent also will receive warrants, as lead agent, to purchase common shares equal to three percent (3%) of the total number of common shares (or common stock equivalents) sold by us in the placement and warrants as selling agent to purchase additional common shares equal to seven percent (7%) of the total number of common shares (or common stock equivalents), as applicable, for sales effected by the agent. The terms, conditions and exercise price of the warrants to be issued to the agent shall be economically equivalent to the terms, conditions and exercise price of the securities issued by us in a placement. We also agreed to grant the agent the same registration rights granted to investors in a placement, if any, and reimburse the agent for all expenses incurred by it in the performance of the agent's obligations, including but not limited to the fees and expenses of our counsel and accountants and the cost of qualifying the placement, and the sale of the securities, in various states or obtaining an exemption from state registration requirements. We will reimburse the agent for actual expenses, including but not limited to accounting, legal and professional fees, incurred by the agent in connection with the Placement, not to exceed one-half percent (0.5%) of the gross offering proceeds. We agreed that the agent would serve as exclusive placement agent until January 31, 2006. We paid Strata Partners, LLC (the lead agent and sole selling agent) all of the fees outlined above in connection with our November 21, 2005 placement of 6% Convertible Debentures and Class A Warrants. We are registering the shares of common stock acquirable upon exercise of the warrants for resale by the agent in the registration statement in which this prospectus is included.

On January 31, 2006, we closed a private placement of 3,895,000 Units, at a price of $0.25 per Unit for gross proceeds of $973,750. We paid Strata Partners an agent's commission of 10% of the gross proceeds ($97,370) and issued the agent 389,500 Class B Warrants in connection with the transaction.

We previously issued Strata Partners, LLC 31,400 shares of common stock during the three months ended September 30, 2005, in reimbursement for certain expenses under the terms of a previous Placement Agent Agreement that terminated on July 1, 2005.

Transactions with Other Selling Shareholders

On August 12, 2005 our Board of Directors authorized a direct private placement offering of 1,200,000 units at $0.25 per unit. Each unit consists of one share of common stock, and a three-year full share purchase warrant exercisable at $0.30, $0.35 and $0.40 in the respective successive years. During the nine months ended September 30, 2005, we sold a total of 500,000 units for proceeds of $125,000. Subsequently, 700,000 units were sold during the fourth quarter of 2005 for proceeds of $175,000. No fees or commissions were paid, and net proceeds to us were $300,000.

On August 17 2005, we completed a private placement of 400,000 units to Earle & Rhea Foster, a selling shareholder, at $0.25 per unit.

On September 19, 2005, 2005, we completed a private placement of 100,000 units to Carol S. & George C. Nichols, Jr. a selling shareholder, at $0.25 per unit.

On October 17, 2005, we completed a private placement of 300,000 units to Laura O. & Ralph W. Kettell, II, a selling shareholder, at $ 0.25 per unit.

On October 17, 2005, we completed a private placement of 200,000 units to Vose Partners, a selling shareholder, at $0.25 per unit.

On October 17, 2005, we completed a private placement of 200,000 units to Wilbur G. Hallauer, a selling shareholder, at $0.25 per unit. Mr. Hallauer beneficially owned greater than 10% of our issued and outstanding common stock prior to the private placement. Except as described above and based on information available to us, there are no other relationships between us and any of these selling shareholders.

We are registering the shares of common stock issued in the private placement and the shares of common stock issuable upon exercise of the warrants for resale by the selling shareholder in the registration statement in which this prospectus is included.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling shareholders. When we refer to selling shareholders, we intend to include donees and pledgees selling shares received from a named Selling Shareholder(s) after the date of this prospectus. All costs, expenses and fees in connection with this registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by the selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

The selling shareholders may effect such transactions by selling shares directly to purchasers or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

Because the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

In the event that the registration statement is no longer effective, the selling shareholders may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule, including the minimum one year holding period.

Upon being notified by any Selling Shareholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing:

- the name of each selling shareholder(s) and of the participating broker-dealer(s),

- the number of shares involved,

- the price at which the shares were sold,

- the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

- that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and

- other facts material to the transaction.

LEGAL PROCEEDINGS

On April 11, 2005 the State of Alaska (the plaintiff), after due notice, filed a lawsuit against the United States and sixteen companies and individuals (the defendants) to gain quiet title to the state's right-of-way for the historic Coldfoot to Chandalar Lake Trail. We consider this action by the State of Alaska to resolve title and right-of-way issues for road access into Chandalar to be a material event. Current access to our Chandalar property is only either by winter ice trail over this route, or by aircraft to airstrips located on the property. All weather road access to our property would have dramatic positive economic impacts on the exploration for and development of any gold deposits we may find on our claims. To date, the State of Alaska has settled with 13 of the 17 defendants either by default or agreement. The principal defendant, the U.S. Secretary of the Interior, has not settled. Negotiations are proceeding. The Alaska State Attorney General's Office can offer no timetable for the resolution of their complaint.

Except as set forth above neither we nor any of our property are currently subject to any material legal proceedings or other regulatory proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The section sets forth certain information with respect to our current directors, executive officers and key employees as of December 31, 2005. The term for each director expires at our next annual meeting or until his or her successor is appointed.

Directors and Executive Officers

Name	Age	Office with the Company	Appointed to Office
Richard R. Walters	61	President, Director	2003
Charles G. Bigelow	74	Director	2003
James K. Duff	60	Chairman, Director	2003
James A. Fish	75	Director	2003
Kenneth S. Eickerman	47	Director	2004
William Orchow	60	Director	2004
Becky L. Corigliano(1)	41	Treasurer, Secretary, Chief Financial Officer	2003

(1) Ms. Corigliano has resigned as our treasurer, secretary and Chief Financial Officer effective February 17, 2006.

Background and Experience

Richard R. Walters: Mr. Walters has been the President and a director since June 24, 2003; he was Acting Chief Financial Officer until November 1, 2003. He is an economic geologist, and holds a degree in geology from Washington State University (1967). He is a Certified Professional Geologist by the American Institute of Professional Geologists and licensed to practice as a geologist in the states of Alaska and Washington. From March 1994 to March 2000 he was a director, Chief Operating Officer and President of Yamana Resources, Inc., a Toronto Stock Exchange listed company. From April 2000 to December 2004 he was the president of Marifil S.A., a private mineral exploration and holding company in Argentina. In February of 2005 Marifil S.A. was merged into Marifil Mines Limited a public company traded on the Toronto Ventures Exchange. Mr. Walters is a director and the Executive Vice President of Marifil Mines Limited.

Becky L. Corigliano: Ms. Corigliano was the Treasurer/Secretary and Acting Chief Financial Officer of Little Squaw Gold Mining Company since November 1, 2003 and was appointed Chief Financial Officer by the Board of Directors on March 4, 2004. Ms. Corigliano has resigned as our treasurer, secretary and Chief Financial Officer effective February 17, 2006. In addition, Ms. Corigliano is the Chief Financial Officer, Secretary and Treasurer for Western Goldfields, Inc. a production stage mining company listed on the NASDAQ OTC BB. She worked for Apollo Gold Inc. (previously Pegasus Gold Corporation) from 1985 to 2003. Her most recent position with Apollo Gold Inc. was Assistant Treasurer/Assistant Secretary. She earned a B.A. degree in accounting from Whitworth College in Spokane, Washington.

Charles G. Bigelow: Mr. Bigelow has been a director since June 30, 2003. He is an economic geologist with a degree in geology from Washington State University (1955). From 1972 to June 2005, he has served as the president of WGM Inc., a private consulting and project management firm of geologists operating in Alaska. During the previous five years, he was also a Director and the President and Chief Executive Officer of Ventures Resource Corporation, a public mineral exploration company listed on the Toronto Ventures Stock Exchange. He is now retired.

James K. Duff: Mr. Duff has been the Chairman of the Board of Directors since June 24, 2003. He is a geologist with over 35 years of diverse international experience in the mining industry. He is currently the President of South American Operations for Coeur d'Alene Mining Corporation, a public company traded on the New York Stock exchange. He also serves on the board of directors of American International Ventures, a U.S. gold exploration company that trades on the NASDAQ OTC BB. He previously worked for Coeur d'Alene Mines for 12 years where he was Vice President of Business Development. Mr. Duff has a BS degree in geology from the Mackay School of Mines at the University of Nevada Reno and an MS degree in geology from the University of Idaho, and he completed the Program for Management Development at the Harvard School of Business. He is a past President and honorary Life Member of the Northwest Mining Association.

James A. Fish: Mr. Fish has been a director since June 24, 2003. He received a degree in geology from Berea College in Kentucky in 1952 and a law degree from Gonzaga University School of Law in 1962. He has been an officer and director of Hanover Gold Company, Inc. since 1995 and Vice President for the last two years. Hanover is a development stage mining company listed on the NASDAQ OTC BB. Since 1987, Mr. Fish has been Vice President and General Counsel for N.A. Degerstrom, Inc., a privately held mining and construction company based in Spokane, Washington.

Kenneth S. Eickerman: Mr. Eickerman became a director on March 4, 2004. He received a B.A. degree in Business Administration from Washington State University and is a Certified Public Accountant. Currently, Mr. Eickerman is the Controller for Revett Minerals Inc., a Canadian mining company trading on the Toronto Stock Exchange. Within the last five years he served as Vice President and Controller of Mustang Line Contractors, Inc. for three years, a company that builds electric transmission lines. Previously, he was the Controller and Treasurer for Apollo Gold, Inc for five years. Mr. Eickerman is Chairman of the Audit Committee and its designated Financial Expert.

William Orchow: Mr. Orchow became a director on July 20, 2004. Mr. Orchow is a director, President and Chief Executive Officer of Revett Minerals, Inc., a Canadian company trading on the Toronto Stock Exchange. From November 1994 to December 2002, Mr. Orchow was President and Chief Executive Officer of Kennecott Minerals Company, where he was responsible for the operation and business development of all of Kennecott Mineral's mines with the exception of its Bingham Canyon mine. From June 1993 to October 1994, he was President and Chief Executive Officer of Kennecott Energy Company, the third largest producer of domestic coal in the United States, and prior to that was Vice President of Kennecott Utah Copper Corporation. Mr. Orchow has also held senior management and director positions with Kennecott Holdings Corporation, the parent corporation of the aforementioned Kennecott entities. He has also been a director and member of the executive committee of the Gold Institute, a director of the National Mining Association and a director of the National Coal Association. Mr. Orchow is currently a member of the board of trustees of Westminster College in Salt Lake City and chairman of its finance committee. He graduated from the College of Emporia in Emporia, Kansas with a bachelor's degree in science.

Our directors are elected for a one-year term and until their successors have been elected and qualified. Executive Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of shareholders and until their successors have been elected and qualified. There are no arrangements or understandings between any of the directors, executive officers, and other persons pursuant to which any of the foregoing persons were named as Directors or executive officers.

As noted above, except for Mr. Eickerman, the Directors also act as directors for companies with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to Section 15(d) of the Act.

No Director, or person nominated to become a Director or Executive Officer, has been involved in any legal action involving us during the past five years.

Promoters and Control Persons: Not Applicable

Board Committees

Our Board of Directors has an Audit Committee and a Compensation Committee. The members of the Audit Committee are Mr. Eickerman, Mr. Orchow, and Mr. Fish. The responsibilities of the Audit Committee include monitoring compliance with Company policies and applicable laws and regulations, making recommendations to the full

Board of Directors concerning the adequacy and accuracy of internal systems and controls, the appointment of auditors and the acceptance of audits, and monitoring management's efforts to correct any deficiencies discovered in an audit or supervisory examination. Each of these Directors is an independent Director. The Audit Committee had four meetings in 2004. On March 4, 2004, Mr. Stephens resigned from the Audit Committee, and on Septemebr13, 2005 resigned from the Board of Directors. Mr. Eickerman became a member of the Audit Committee and was designated by the Board of Directors as the Chairman of the Audit Committee and its Financial Expert.

The Compensation Committee is composed of Mr. Fish, as its Chairman, and Mr. Bigelow. This Committee receives and considers recommendations from the President for compensation for consultants and the Directors. The Committee also is responsible for the administration of all awards made by the Board of Directors pursuant to the Restated 2003 Share Incentive Plan.

Our entire Board of Directors acts as a nominating committee. This committee does not have a charter nor has it adopted a policy with regard to consideration of director candidates recommended by shareholders. The Board of Directors does not believe that it is necessary to adopt specific criteria or procedures.

Code of Ethics

Since the change in management took place in June 2003, the Board of Directors has been required to consider and perform many business and governance issues. Each director is aware of and adheres to the fiduciary standards described in Regulation S-B, item 406. "Quality and Integrity" has been the cornerstone of Little Squaw Gold Mining Company since it was reformed in 2003. Truthfulness, honesty, fairness, to each other, our Company, and to our investors and suppliers are the ethical standards by which we live and work. All our personnel are expected to maintain high ethical standards of conduct and to comply fully with applicable laws and governmental regulations.

On November 7, 2005, our Board of Directors adopted a Code of Business Conduct and Ethics for directors, officers and employees of Little Squaw Gold Mining Company and its subsidiaries and affiliates. All our directors and employees have been provided with a copy of this Code, and it is posted on our World Wide Web site at www.littlesquawgold.com. The document is intended to provide guidance for all directors and employees (including officers) and other persons who may be considered associates of our Company to deal ethically in all aspects of its business and to comply fully with all laws, regulations, and Company policies. Anyone who is employed by us is expected to assume the responsibility for applying these standards of ethical conduct. When in doubt any employee has the responsibility to seek clarification from the appropriate Company representative.

This Code is in addition to other detailed policies relevant to business ethics that we may adopt from time to time.

EXECUTIVE COMPENSATION

Summary Compensation Table

A summary of cash and other compensation paid in accordance with management consulting contracts for our President and Chief Executive Officer for the three most recent years is as follows:

Summary Compensation Table

(a) Name and Principal Position	(b) Year	(c) Salary(1) ($)	(d) Other Annual Bonus ($)	(e) Restricted Stock Comp. ($)	(f) Awards(1) SARs(#)	(g) Securities Underlying Options/ ($)	(h) LTIP Payouts ($)	(i) All other Comp. ($)
				Annual Compensation		Awards		Long-Term Compensation / Payouts
Eskil Anderson President	2002	$0	$0	$0	-0-	$0	$0	$0
R. Walters President	2003	$12,075	$0	$0	-0-	$0	$0	$0
	2004	$38,763	$0	$0	-0-	$0	$0	$0
B. Corigliano CFO	2003	$0	$0	$7,500	-0-	$0	$0	$0
	2004	$18,900	$0	$6,710	-0-	$0	$0	$0

Option/SAR Grants in Last Fiscal Year

On March 4, 2004, we issued options to purchase shares of common stock to the directors pursuant to the 2003 share incentive plan, in each case exercisable for a ten year period from the date of issuance at an exercise price of $0.29 per share. The options were valued using a 45% discount of the average closing price of the last five trading days of 2003. The options were issued to the following directors:

Director	Option Shares	Vesting
Charles G. Bigelow	5,000	Immediately
James K. Duff	5,000	Immediately
James A. Fish	5,000	Immediately
Jackie E. Stephens (resigned effective September 13, 2005) (1)	5,000	Immediately

(1) Expire March 13, 2006.

On December 31, 2004, we issued options to purchase shares of common stock to the directors pursuant to the 2003 share incentive plan, in each case exercisable for a ten year period from the date of issuance at an exercise price of $0.22 per share. The options were valued using the average closing price of the last five trading days of 2004 at a 45% discount. The options were issued to the following directors:

Director	Option Shares	Vesting
Charles G. Bigelow	50,000	Immediately
James K. Duff	50,000	Immediately
Kenneth S. Eickerman	50,000	Immediately
James A. Fish	50,000	Immediately
William Orchow	50,000	Immediately
Jackie E. Stephens (resigned effective September 13, 2005)(1)	50,000	Immediately

(1) Expire March 13, 2006.

Director Compensation for Last Fiscal Year

The Directors receive $500 for each board meeting and $300 for each committee meeting. During 2004 we deferred $10,600 in board compensation.

Independent Contractor Agreements

Consulting Agreement with Richard Walters

We entered into an Independent Contractor Agreement dated June 30, 2003 for a term of four months with Richard R. Walters, as a consultant. The Agreement was renewed on October 1, 2003 through September 30, 2004. On November 12, 2004 and again on November 7, 2005, the Agreement was renewed retroactively to October 1, 2004 and October 1, 2005, respectively, by our Board of Directors for an additional one year period under the original terms. The services provided by Mr. Walters include serving as our President and Chief Operating Officer and such other executive management functions as shall be requested by the Board of Directors. The Agreement renews each year on the anniversary date for a one year term, pending board approval. Either party may terminate the Agreement upon 15 days written notice. As consideration for performance of the services, we agreed to pay Mr. Walters a fee of $175 per day worked, pro rated for each partial day worked. Mr. Walters is not an employee.

Mr. Walters is entitled to reimbursement for his expenses, with any expense greater than $1,000 being subject to prior approval by the Compensation Committee. We may accrue and defer the payment of the fees and/or expenses from time to time until the Compensation Committee determines we have sufficient funds to make payment. Due to limited cash resources between July 1, 2004 and October 1, 2005, we accrued but did not pay Mr. Walters amounts payable under his contract. No benefits are provided to Mr. Walters by us other than the compensation for his services.

Consulting Agreement with Becky Corigliano

We entered into an Independent Contractor Agreement, effective November 1, 2003, with Becky Corigliano as a consultant. Her consulting services initially were limited to treasurer and corporate secretary functions. As part of those services, she was the Secretary, Treasurer and Acting Chief Financial Officer. On March 4, 2004, she became the Chief Financial Officer. On November 12, 2004 and again on November 7, 2005, the Agreement was renewed retroactively to November 1, 2004 and November 1, 2005, respectively, by the Board of Directors for an additional one year period under the original terms. The initial term of this Agreement is for a period of one year from the effective date. Either party may terminate the Agreement upon 15 days written notice. As consideration for the performance of the services, we will pay Ms. Corigliano a fee of $150 per day worked, prorated for each partial day worked. We also guarantee a minimum of 10 full days work per month, a minimum monthly payment of $1,500. Consulting fees shall be accrued only if we at a future date do not have sufficient funds to make payment to Ms. Corigliano. Thereafter, payment would be subject to the discretion of the Board of Directors. Ms. Corigliano also will be reimbursed for reasonable expenses previously approved by us. As additional compensation for the services, we issued 50,000 shares of common stock to Ms. Corigliano in 2003. Ms. Corigliano received an additional 67,103 shares of common stock subsequent to February 26, 2004 as a result of her designation as Chief Financial Officer. The shares issued to her were treasury shares held by us. The shares are subject to the restricted securities requirements of the Securities Act of 1933. No benefits are provided to Ms. Corigliano by us other than the accrued compensation for her services. Ms. Corigliano is not an employee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock as of February 8, 2006 by:

- each person who is known by us to beneficially own more than 5% of our issued and outstanding shares of common stock;
- our named executive officers;
- our directors; and
- all of our executive officers and directors as a group.

Name of Shareholder	Amount and Nature of Beneficial Ownership		Percent of Class [1]
Directors and Named Executive Officers			
Richard R. Walters, President, Chief Executive Officer and Director	809,060		3.93%
William Orchow, Director	182,500	(3)	*
Charles G. Bigelow, Director	170,000	(2)(3)	*
James A. Fish, Director	167,000	(2)(3)	*
James K. Duff, Director	267,903	(2)(3)	1.30%
Kenneth S. Eickerman, Director	100,000	(3)	*
Becky Corigliano, Chief Financial Officer	117,103		*
All current executive officers and directors as a group	1,813,566	(4)	8.80%
5% or greater shareholders			
RAB Special Situations (Master) Fund Limited	7,500,000	(5)	9.99%
Wilbur G. Hallauer	2,081,875	(6)	10.00%

*	Less than 1%.
(1)	Calculated based on 20,611,217 shares of common stock issued and outstanding as of February 8, 2006.
(2)	Includes 5,000 shares of common stock acquirable upon exercise of vested options exercisable before March 3, 2014.
(3)	Includes 50,000 shares of common stock acquirable upon exercise of vested options exercisable December 31, 2014.
(4)	Includes shares of common stock acquirable upon exercise of vested options exercisable described in footnotes (2) and (3), above.
(5)	RAB Special Situations (Master) Fund Limited is organized under the laws of the Cayman Islands. The shareholder holds 6% convertible debentures in the principal amount of $1,000,000 convertible into 5,000,000 common stock at $0.20 per share and Class A Warrants exercisable to acquire 2,500,000 shares of common stock at $0.30 per share before November 20, 2008. The 6% convertible debentures and the Class A Warrants contain provisions that limit the selling shareholder's beneficial ownership in the class of common stock of Little Squaw to 9.99%. See, information related to selling shareholders above.
(6)	Includes 1,881,875 shares of common stock and 200,000 shares of common stock acquirable upon exercise of Warrants.

We have no knowledge of any other arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of our company.

We are not, to the best of our knowledge, directly or indirectly owned or controlled by another corporation or foreign government.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions

On January 21, 2005, we separately had related party transactions with William Orchow, a director, Wilbur G. Hallauer and another shareholder in which these parties advanced an aggregate amount of $100,000 to us for operating capital purposes. The advances were evidenced by six month promissory notes payable on demand with accrued interest at 6% per annum. We had the right, any time prior to their maturity date on July 20, 2005, and without notice, to convert the Notes into restricted shares of our common stock and warrants. The initial conversion rate was $0.30 per share and included one warrant per share initially at $0.45. The exercise price of the warrants escalated to $0.55 and $0.75 in the second and third year from the date of issue. No payable demand was made, and the notes matured on July 20, 2005, where upon we requested of all note holders an extension of the term of the notes. All parties to the notes agreed to extend the term of the Notes for an indefinite period until we had the financial resources to repay them. In connection with the agreement to extend the term of the Notes the parties also agreed that the interest rate on the notes would increase from 6% to 12%. At September 30, 2005, we had accrued $3,000 of interest related to the Notes, which was subsequently paid. On October 18, 2005 a principal payment of $25,000 plus interest due was paid on one of the convertible promissory notes in the amount of $50,000 leaving a total balance due of $75,000. On December 20, 2005, the remaining balance of $75,000 and two months interest was paid on the convertible promissory notes.

Equity Compensation Plan Information

At a special meeting of shareholders originally convened December 19, 2003, then adjourned until January 23, 2004, the shareholders voted to adopt the Little Squaw Gold Mining Company 2003 Share Incentive Plan. The Plan permits the grant of nonqualified stock options, incentive stock options and shares of common stock to participants of the Plan. The purpose of the Plan is to promote our success and enhance the value of our assets by linking the personal interests of the participants to those of our shareholders, by providing participants with an incentive for outstanding performance. Pursuant to the terms of the Plan, 1,200,000 shares authorized but unissued common stock were reserved for issue. Options granted to participants under the Plan must be exercised no later than the tenth employment anniversary of the participant. Eligible participants in the Plan include our employees, directors and consultants.

In November 2005 our Board of Directors ratified changes to the Plan that brought it into compliance with new IRS laws (principally Code 409A) that require companies to recognize the fair market value of stock options and other share based payments awarded to employees and associates as compensation expense. The new law becomes effective for us on January 1, 2006. Any new shares issued under our Plan will be based on their then current market price or higher. The Plan is now referred to as the Restated 2003 Share Incentive Plan.

During 2004, 620,000 shares of common stock and options to purchase common stock were issued under the original Plan. No shares have been issued under the restated Plan.

As of December 31, 2005, securities authorized for issuance under our original 2003 Share Incentive Plan, approved by the shareholders, as equity compensation were as follows:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plan approved by shareholders	320,000	$ 0.23	580,000

DESCRIPTION OF SECURITIES

Little Squaw Gold Mining Company is authorized to issue 200,000,000 shares of common stock, $0.10 par value, and 10,000,000 shares of preferred stock, no par value.

Common Stock

Each holder of our common stock is entitled to one vote per share in the election of directors and on all other matters submitted to the vote of shareholders. No holder of our common stock may cumulate votes in voting for our directors.

Subject to the rights of the holders of any our preferred stock that may be outstanding from time to time, each share of our common stock will have an equal and ratable right to receive dividends as may be declared by the our board of directors out of funds legally available for the payment of dividends, and, in the event of liquidation, dissolution or winding up of our corporation, will be entitled to share equally and ratably in the assets available for distribution to our shareholders. No holder of our common stock will have any preemptive right to subscribe for any of our securities.

Our common stock is quoted on the NASD Over-the-Counter Bulletin Board under the trading symbol "LITS.OB."

Preferred Stock

Our directors are authorized by our Articles of Incorporation to issue, by resolution and without any action by our shareholders, up to 10,000,000 shares of preferred stock, no par value , in one or more series, and our directors may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of preferred stock, including rights that could adversely affect the voting power of the holders of our common stock.

One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of directors' authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock. As of the date of this filing, the directors have not designated any such preferred shares and therefore, no preferred shares are issued or outstanding.

Transfer Agent

The transfer agent and registrar for the our common stock is Columbia Stock Transfer Company, 1602 E. Seltice Way, Suite A PMB#303, Post Falls, ID 83854, U.S.A. Phone: (208) 664-3544; Fax: (208) 777-8998.

THE SEC'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our bylaws provide that directors and officers shall be indemnified by us to the fullest extent authorized by the Alaska Corporations Code Section 490, against all expenses and liabilities reasonably incurred in connection with services for us or on our behalf. The bylaws also authorize the board of directors to indemnify any other person who we have the power to indemnify under Alaska law, and indemnification for such a person may be greater or different from that provided in the bylaws.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

DESCRIPTION OF THE BUSINESS

Overview

We, Little Squaw Gold Mining Company, are engaged in the business of acquiring and exploring mineral properties throughout the Americas, primarily those containing gold and associated base and precious metals. We are incorporated under the laws of the State of Alaska on March 26, 1959. Our executive offices are located at 3412 S. Lincoln Dr., Spokane, WA 99203, and our phone number there is (509) 624-5831.

At this time our only property is an exploration stage property in Alaska referred to as the Chandalar property. The Chandalar property is located approximately 190 air miles NNW of Fairbanks, Alaska, and 48 miles NE of Coldfoot, in the Chandalar mining district. The center of the district is approximately 70 miles north of the Arctic Circle. We own in fee 426.5 acres of patented federal mining claims consisting of 21 lode claims, one placer claim and one mill site. We control an additional 9,566.5 acres of unpatented State of Alaska mining claims consisting of 90 claims. State mining claims provide exploration and mining rights to both lode and placer mineral deposits. The claims are contiguous, comprising a block covering 9,993 acres, and are being maintained by us specifically for the possible development of placer and lode gold deposits.



LITTLE SQUAW
GOLD MINING COMPANY
CHANDALAR DISTRICT MINES
CHANDALAR, ALASKA
N
0 1 2 3 4
Scale in Miles
North Fork
Chandalar River
Lake
Cr.
Squaw
Lake
Little Squaw Lake
Big Squaw Cr.
Little Squaw
Creek
MELLO BENCH
ENEVELOE
LITTLE SQUAW
Boulder Cr.
SUMMIT
STAR
MIKADO
St. Mary's
Cr.
BIG CREEK
Cr.
Chandalar
Lake
Trail
Tobin
Tobin
Pass
Big Creek
CHANDALAR
DISTRICT
Fairbanks
Anchorage
Valdez

Map 1 Location of the Chandalar mining district showing principal mines and prospects.

We do not intend to conduct mining operations on our own account at this time. Rather we plan to undertake cost efficient and effective exploration activities to discover mineralization and potentially mineral reserves, which may upgrade the value of our properties and then joint venture or sell properties to qualified major mining companies. We intend to focus our activities only on projects that are primarily gold deposits.

We are an exploration stage company, and none of the properties that we own or control contain any known ore reserves or mineralized material under the definition of ore reserves within SEC Industry Guide 7. Although there is a history of past lode and placer production on our Chandalar property, the property is at an early stage of exploration, and the probability that ore reserves that meet SEC guidelines will be discovered on an individual prospect at Chandalar is slight. A great deal of further work is required on our properties before a final determination as to the economic and legal feasibility of a mining venture can be made. There is no assurance that a commercially viable deposit will be proven or probable through the exploration efforts by us at Chandalar. We cannot assure you that funds expended on our properties will be successful in leading to the delineation of ore reserves that meet the criteria established under SEC guidelines.

Our initial focus is on exploration of our Chandalar property. The arctic climate limits exploration activities to a summer field season that generally starts in early May and lasts until freeze up in mid-September. There are many operating mines located elsewhere within North America that are located above the Arctic Circle. Management believes year-round operations at Chandalar are feasible should an exploitable deposit of gold be proven through seasonal exploration and development.

Our Planned Exploration for 2006

To the extent funds are available in 2006 we intend to:

- Explore the Chandalar property and to find and then acquire additional gold exploration properties of merit.

- Complete the seasonal exploration program on the Chandalar property that was recommended by our geologic consultant, focusing on drilling and further exploring the high-grade gold-quartz vein targets that have been identified to date and their associated low-grade aureoles. Exploration of the potentially significant placer deposits at Chandalar will be a secondary priority. We intend to finance this exploration by the sales of our securities.

- Acquire additional gold exploration properties in Alaska and elsewhere in the Americas that will allow us to conduct field operations year round.

- Support state and federal industrial development projects that could bring power and a road into Chandalar.

We currently do not have sufficient capital to complete these planned activities. Our ability to complete the planned exploration activities for 2006 will be dependent on our ability to raise sufficient capital during the next six months. If we are unable to raise sufficient capital, we plan to scale back some or all of these activities and allocate our resources to maintaining our property interests and meeting minimal operating expenses.

Our Property and Projects

Our principal asset is ownership of the Chandalar property, which controls most of a historic mining district known as the Chandalar mining district. It consists of contiguous patented federal mining claims and unpatented State of Alaska mining claims totaling 9,993 acres (15.6 square miles). The patented ground holds the most important of the presently known gold-bearing structures. The Chandalar property is currently at the exploration stage. The Chandalar district has a history of prior production, but there is no current production, except for some small-scale placer operations by an independent miner, Mr. Delbert Ackels, on inlier claims of our claim block (Map 2).


SQUAW LAKE
LITTLE SQUAW LAKE
LITTLE SQUAW GOLD MINING COMPANY
Big Squaw Creek
Little Squaw Creek
McNett Fork Creek
Tobin Creek
Big Creek
T 32 N
T 31 N
R 4 W
R 3 W
LEGEND
LSGMC-Patented federal claims subject to 2% royalty
LSGMC-Traditional state 40 acre claims subject to 2% royalty
LSGMC- Claims purchased from prior management-not subject to 2% royalty
LSGMC-Super MTRSC 160 acre state claims not subject to 2% royalty
Del Ackels state MTRSC 40 acre claims, not held by LSGMC
Airstrip
10/1/05

Map 2 Our mining claims in the Chandalar mining district.

During 2004 we contracted the services of an independent geological consulting company, Pacific Rim Geological Consultants, Inc., of Fairbanks Alaska to review and analyze previous work done on Chandalar. The report was commissioned in February and completed in May, and is titled "Gold Deposits of the Chandalar Mining District, Northern Alaska: An information Review and Recommendations". Pacific Rim concluded that the gold mineralization at Chandalar is mesothermal (formed at moderate to high temperatures and moderate to high pressures by deposition from hydrothermal fluids), and largely because of that the property is believed to have multi-million ounce gold discovery potential. Pacific Rim recommended an initial exploration program to better assess the gold lodes and the placer gold deposits at a cost of about $1.4 million.

Information contained in this registration statement related to our Chandalar property is derived from the report entitled "Gold Deposits of the Chandalar Mining District, Northern Alaska: An information Review and Recommendations", by Pacific Rim Geological Consultants, Inc. The full text of this report is available for review on our web site: www.littlesquawgold.com.

A preliminary field program to follow up on the work recommended by Pacific Rim was completed in two phases during the 2004 summer field season by James C. Barker, a Certified Professional Geologist licensed to practice in Alaska and under contract to us. Mr. Barker was one of the two co-authors of the Pacific Rim report. The 2004 field work and subsequent data analyses and reporting was completed at a cost of about $77,000. A detailed technical description of the activity and results are contained in a December 20, 2004 report by Mr. Barker titled "Summary of Field Investigations 2004".

The first phase of the exploration program ended a twenty year hiatus of hard rock exploration on the property and involved a photo geologic lineament study, expansion of the claim block to catch outlying vein showings and reconnaissance sampling. The lineament study identified fifty-nine sites thought to be favorable for discovery of mineralization. The second phase of the 2004 season's program identified six new gold-bearing quartz veins, bringing the total number of known gold-bearing quartz veins and quartz vein swarms on the Chandalar property to more than 28.

Mr. Barker was again retained to carry out a surface exploration program during the 2005 summer field season. This program was of a more modest nature than previously because of lack of funds, lasting only the month of July. In all, 189 exploratory samples of stream sediments, soils and rock chip were taken, and a series of ten prospect maps were upgraded. The results of his work are currently being compiled into a technical report expected to be completed soon.

Depending on our ability to obtain financing we have plans to continue methodical exploration by using geochemical and geophysical surveys over the extensively soil covered terrain, and continue building a suite of exploration drill targets.

History of Property

Gold was discovered in the Chandalar district in 1904, and over the years various operators have produced about 85,000 ounces of gold mainly from placer deposits, but also from high-grade gold-quartz veins. We were incorporated in 1959 for the purpose of acquiring the gold mining properties of the Chandalar mining district. Our operations during the 1960's resulted in the development of a mining camp, a mill, several airstrips, and development of a small amount of ore reserves in underground workings.

In 1972 and 1976, all of the lode mining claims in the Chandalar district were acquired by us except for seven 40-acre unpatented state claims. In 1978, we acquired all of the placer mining claims in the Chandalar district. During 2003, we purchased the seven 40-acre unpatented state mining claims in exchange for 350,000 shares of our common stock. In September of 2003 we staked 55 state unpatented mining claims, in 2004 we staked another eight unpatented state mining claims, and in 2005 we staked one more unpatented state mining claim, thereby increasing the total size of our Chandalar property to 9,993 acres (15.6 square miles).

During the 1970's and early 1980's the lode and placer properties were leased to various parties for exploration and development and gold production. The quartz lodes were last worked from 1970 to 1983, when 9,039 ounces of gold were recovered from the milling of 11,819 tons averaging 1.02 ounces of gold per ton (oz/t Au). The material was extracted from surface and underground workings on three of four mineralized quartz structures lying mostly on the patented federal mining claims owned by us. Recorded placer gold production of the Chandalar district is 76,270 ounces of 845 fine gold. Our lessees produced 15,735.5 ounces of that total amount of placer gold between 1979 and 1999. The unpatented claims are located on property that was formerly all owned by the federal government; however, as of 1991, title to all of the properties had been transferred to the State of Alaska, and by that date we had converted all previously held unpatented federal mining claims into unpatented state mining claims.

In November of 1989 and May of 1990 we entered into a ten year mining lease with Gold Dust Mines, Inc. for all our placer mining interests located on the Big Creek, St. Mary's Creek, Little Squaw Creek, Big Squaw Creek, and Tobin Creek. The lease provided for annual advance rentals of $7,500 per creek drainage mined plus an 8 percent royalty from placer gold production. During 1998 and 1999, Gold Dust's placer mining lease was limited to Big Creek. There was no mining conducted in 2000, 2001, 2002 or 2003. Since 1999, however, Gold Dust failed to pay the $7,500 annual lease fee on the creek drainage it mined and failed to make the annual rental payments on the state mining claims it was mining on, as required by the mining lease, in all a sum of $32,380. A portion of the 1999 production royalties owed to us in the amount of eleven ounces of gold nuggets was also not paid. In February 2000, the owners of Gold Dust, Mr. & Mrs. Delbert Ackels (guarantors of Gold Dust's obligations to us) declared a Chapter 7 bankruptcy, which the court discharged in May of 2000. Our mining lease with Gold Dust was the sole asset of Gold Dust.

During the spring of 1990, Gold Dust Mines, Inc. (the lessee) transported about $2.6 million in capital equipment to our Chandalar mining claims over the winter haul road from Coldfoot, located on the Alaska pipeline highway. This machinery included a large gravity-type alluvial mineral treatment plant (an IHC-Holland wash plant) together with a Bucyrus-Erie dragline, two big Caterpillar tractors, front end loaders, a churn drill and other large pieces of placer gold mining equipment. During the last part of the 1993 season, Gold Dust Mines moved its placer operations to the Big Creek and St. Mary's Creek drainages. In 1994, placer mining operations were concentrated on the St. Mary's Creek drainage. During 1995, placer mining operations were conducted on the St. Mary's Creek and Big Creek Drainages. During 1996, a lease amendment was entered into between us, as lessor, and Gold Dust Mines, as lessee, wherein Little Squaw Creek, Big Squaw Creek and Tobin Creek drainages were excluded from the lease. During 1996 to 1999, these placer mining operations were conducted only on the St. Mary's Creek and Big Creek drainages.

During 1988, a consulting mining engineer was hired to compile historical information on the entire placer and lode district. His comprehensive report was completed in January 1990, and is available for review by interested persons. A few conclusions from his report are referred to in this section. The long term potential for the Chandalar mining district lies in the development of the gold quartz lodes that will initially require a substantial drilling exploration commitment.

In the late summer of 1997, a placer mining lease was executed by us with Day Creek Mining Company, Inc., an Alaskan corporation. The lease included the placer mining claims only for the Tobin Creek, Big Squaw Creek and Little Squaw Creek drainages. It did not include the Big Creek and St. Mary's Creek drainages. The lessee was to have performed minimum exploratory drilling during each year of the lease. Only a minimum amount of drilling was performed the first year, with some good results down stream from the Mello Bench on Little Squaw Creek. Due to lack of financing, the lessee could not comply with the drilling requirements in 1998, and the lease was terminated by us giving a declaration of forfeiture to the lessees in February of 1999. Lessee has not contested the declaration of forfeiture.

We allowed some of our state mining claims on Big Creek and Little Squaw Creek to lapse in 2000 for lack of funds to pay the State of Alaska annual rental fees required to maintain them. The individual who had owned Gold Dust Mines, Inc. (Mr. Ackels) continued to do the annual assessment work on the remaining claims on behalf of us through the year 2002. In July of 2003, Mr. Ackels located state mining claims on his own behalf in the areas previously vacated by us. Mr. Ackels' claims are now inliers to our mining claim block, and he conducts seasonal placer mining operations on those claims, including a significant operation on Big Creek during 2005 which, pending a survey of claim corners, may have encroach on one of our claims. We intend to maintain and, and if needed, defend our claimholder rights.

We did not accomplish any physical work on our Chandalar property during 2003 other than the location of additional state mining claims. All of our state mining claims were maintained in good standing by carrying forward and applying to the 2003/2004 annual state mandated assessment work requirements the value in excess of the minimum annual labor requirements built up from previous years. Dollar value in excess of the required annual amount can be carried forward as a credit for up to four years.

During 2004 we staked additional claims at Chandalar and completed a two phase summer field program, which was conducted by a certified professional geologist who is an independent consultant and licensed to practice in the State of Alaska. The objective of the field program was to assess the validity of historic records, refine known drilling targets and identify new drilling targets. Several prospects of previously unevaluated or unknown gold mineralization were found as described below in this document.

During 2005 we staked another claim, and completed a modest prospecting and geologic mapping program, which was limited by our lack of funds.

Total recorded production from the Chandalar mining district is about 85,000 oz gold, although actual historic production was probably much greater than the recorded production. Recorded lode gold production from high-grade gold-quartz vein-shear zone deposits is 7,692 oz from the Mikado and Little Squaw Mines combined, and 1,347 oz from the Summit Mine. A total of 75,636 ounces of gold have came from placer deposits in the Chandalar district. Most of the placer production was derived from the Big Creek and Little Squaw Creek drainages, with some additional production from the Tobin Creek drainage.

Location and Access

The Chandalar mining District lies north of the Arctic Circle at a latitude of about 67°30'. The district is about 190 air miles north of Fairbanks and 48 air miles east-northeast of Coldfoot, an important road traffic service center on the Dalton Highway. The Dalton Highway, which parallels the Trans Alaska Pipeline, is a major highway link to the Prudhoe Bay oil fields on Alaska's North Slope.

Access to Chandalar is either by aircraft from Fairbanks, or overland during the winter season via a 55-mile-long trail from Coldfoot to Chandalar Lake and then by unimproved road to Tobin Creek on our property. Multi-engine cargo aircraft can land at the state maintained 4,700 foot airfield at Chandalar Lake or at our 3,700 foot Squaw Lake airstrip.

The Chandalar district is situated in the foothill terrain on the south flank of the Brooks Range where elevations range from 1,900 feet in the lower valleys to just over 5,000 feet on the surrounding mountain peaks. The region has undergone glaciation due to multiple ice advances originating from the north and while no glacial ice remains, the surficial land features of the area reflect abundant evidence of past glaciation. The district is characterized by deeply incised creek valleys that are actively down-cutting the terrain. The steep hill slopes are shingled with frost-fractured slabby slide rock, which is the product of arctic climate mass wasting and erosion. Consequently, bedrock exposure is mostly limited to ridge crests and a few locations in creek bottoms. Vegetation is limited to the peripheral areas at lower elevations where there are relatively continuous spruce forests in the larger river valleys. The higher elevations are characterized by artic tundra.

Snow melt generally occurs toward the end of May followed by an intensive, though short, 90-day growing season with 24 hours of daylight and daytime temperatures that range from 60-80° Fahrenheit. Freezing temperatures return in late August and freeze-up typically occurs by early October. Winter temperatures, particularly in the lower elevations, can drop to -50° F or colder for extended periods. Annual precipitation is 15-20 inches, coming mostly in late summer as rain and as snow during the first half of the winter. Winter snow accumulations are modest. The area is essentially an arctic desert.

Mining Claims

At Chandalar, we currently own in fee twenty-one 20-acre patented federal lode claims, one 15-acre patented federal placer claim, and one 5-acre patented federal mill site. In addition, we hold twenty-six 40-acre unpatented State of Alaska claims lying largely within sixty-four 160 acre unpatented state claims. The mining claims were located to cover most known gold bearing zones within an area approximately five miles by five miles. The total land position amounts to 9,993 acres (15.6 square miles) consisting of 426.5 acres of patented claims and 9,566.5 acres of unpatented claims. The claims are contiguous and form a single block that comprises our only mining property at this time.



Map 3 - Mines and prospects of the Chandalar mining district.

Holders of State of Alaska unpatented mining claims are required to complete a minimum amount of annual labor on each claim and to additionally pay an annual rental on them. In the case of a claim block or group where the claims are adjacent, the total amount of required annual labor is determined by multiplying the number of claims by the amount required for an individual claim, and the excess value of labor expended on any one or more of the claims can be applied to the labor requirements on the other claims within the block or grouping. The amount of required annual labor work varies with the size and type of mining claim and the amount of annual rental payable varies with the size, type and age of the claim. Labor expenses in excess of the annual requirement can be carried forward as a credit for up to four years. However in the case of our Chandalar property, we have chosen to carry forward any excess value credit separately for each of our two types of state claims. Also, the holder of a state mining claim may make a cash payment to the state equal to the value of labor required in lieu of doing the assessment work.

The annual labor requirement for our Chandalar holdings is $100 per 40-acre claim and $400 per 160-acre claim. Currently, the combined annual labor requirement for our claims is $28,200.

In the 2003/2004 assessment year, which ended on August 31, 2004, we spent $46,970 on work that qualified for annual labor requirements. Our combined excess value credit for the two types of claims was $54,595, with $14,400 expiring on September 1, 2005, $18,425 expiring on September 1, 2006, and $5,073 expiring on September 1, 2008.

In the 2004/2005 assessment year, which ended on August 31, 2005, we spent $73,072 on work that qualified for annual labor requirements. Our combined excess value credit for the two types of claims was $88,067, with $18,425 expiring on September 1, 2006, $5,073 expiring on September 1, 2008, and $64,569 expiring on September 1, 2009.

The annual rental fee for our unpatented state mining claims is $130 for the 40-acre claims and $100 for the 160-acre claims. The total annual rental obligation for the Chandalar property is currently $ 9,780, and the rental fees are fully paid through November 30, 2006.

The total current annual combined holding fee for our Chandalar property is $37,980. Our private property (patented mining claims) does not lie within any borough and is not subject to any property tax levies.

Our former management holds a mineral production royalty reservation on portions of the Chandalar property. It is a 2% royalty defined as a gross product royalty on placer gold mining and as a net smelter return on lode mining production. All of the patented federal mining claims are subject to this royalty as are 19 of the 90 unpatented state mining claims. The royalty is applicable to about 1,185 acres of the 9,993 acre property. We have an option agreement to purchase the royalty for a one time cash payment of $250,000. The option terminates on June 23, 2013, if not exercised on or before that date.

Geology and Previous Exploration and Development

Lode gold occurs at Chandalar as high-grade, low-sulfidation quartz veins within large northwest trending shear zones in Paleozoic schists. To date more than 30 gold-bearing quartz veins or swarms of gold-bearing quartz veins have been identified on the property. The quartz veins are classified as being mesothermal of metamorphic orogenic origin. Mesothermal vein systems commonly have great vertical range, and at Chandalar the vertical extent of the gold mineralization is known to be in excess of 1,500 feet. The gold-bearing quartz veins are typically one to six feet thick, with exceptional thicknesses of up to twelve feet in parts of the Mikado mine. Portions of some of the veins where they display a ribbon appearance are very rich and locally contain "bonanza" grades of gold (i.e. grades greater than 1.0 oz Au per ton). Some of the veins are known to be more than a thousand feet long, and occur intermittently along laterally extensive shear zones; the Mikado shear for example, has been identified over a strike length of six miles. A thick blanket of frozen soil, rock scree and talus and landslides covers an estimated 80% to 90% of the property, largely concealing the gold-quartz veins making their exploration and discovery challenging.

Our patented lode mining claims contain the most important gold-bearing structures in the district, as far as is now known. Although high-grade gold showings in the Chandalar district have long been recognized in published literature, exploration and development work necessary to establish the extent of mineralization has never been accomplished. The principal evaluation work done in the past on the lode deposits was done on the Mikado, Summit, Little Squaw, and Eneveloe-Bonanza Mines by lessees in the late 1970's early 1980's. Each of these mines has been minimally developed by several hundred feet of underground workings aggregating almost 2,000 feet in all. Limited surface work in the past within the district established the existence of gold-bearing zones on other prospects similar to the veins found at these mines. Sufficient development work has never been accomplished on any of the veins and gold-bearing zones to define the presence of ore reserves that meet SEC criteria.

Drilling of the veins by previous operators is either extremely limited or, in most cases, non-existent. A low-grade gold aureole commonly occurs around the high-grade gold-quartz veins where chloritically and sericitically altered rocks contain stockworks of quartz veinlets. These aureoles, which extend outwards as much as 100 feet, have never been tested for low-grade bulk tonnage mining potential. We have identified several targets that may host high-grade gold-quartz vein deposits within low-grade bulk tonnage deposits, and substantial drilling and engineering work will be required to determine if such potential deposits exist in commercially viable quantities.

2004 Field Program

During the 2004 summer field season we conducted a two phase reconnaissance surface and underground sampling program on the Chandalar property. A deep soil sampling technique developed by us was employed to identify gold anomalies that may reflect hidden gold-quartz veins. The highlight of the first phase was the re-discovery of the historic Pioneer prospect. The Pioneer quartz vein is partially exposed in some old trenches and prospect pits. The Pioneer prospect, which is associated with a major shear zone at least three miles long, contains very high-grade gold values of unknown extent. A channel sample across the vein assayed 2.30 ounces of gold per ton over a width of 2.5 feet.

During the second phase of the 2004 program two previously unknown prospects containing six gold-quartz veins were discovered. The Table on page 34 corresponding to Map 3 contains some summary gold assay information for each of the 28 prospects on our Chandalar property, plus five historic mine sites. As exploration progresses, we expect to find additional gold-quartz veins and mineralized structures under the extensive soil and landslide debris covering the property.

The 2004 summer field program was augmented by a structural geology study of the Chandalar district using existing high altitude aerial photography. The study was done by BlueMap Geomatics Ltd. located in Vancouver, British Columbia. The gold bearing quartz veins on the property occur within large shear zones or faults that form lineaments, and major structural intersections may be a controlling factor in the emplacement of the gold mineralization. BlueMap Geomatics identified numerous pronounced linears that they interpreted to represent deep-seated faults. This work was useful in defining sites for follow up exploration in 2005 that resulted in new prospects (Rock Glacier and Prospector East.)

A summary description of the principal mines and prospects examined during the 2004 summer field season is represented in the Table on page 34. The samples described in the paragraphs below and in the prospect descriptions and in the Table were collected by us unless otherwise indicated. The samples typically consist of five to seven pounds of rock fragments collected on the surface or on the dumps of old workings or from within old prospect pits. Each sample consists of between twelve and twenty dollar size rock chips or fragments. The sampled material is primarily of vein quartz or rocks containing quartz veinlets. The samples were assayed by ALS Chemex USA Inc. in Sparks, Nevada using fire assays with a gravimetric finish for gold. (ALS Chemex operates under ISO certification and is a global provider of assays to mineral exploration and mining companies.) The samples are preliminary and strictly of a reconnaissance nature. In many cases the samples were not taken across the full width of the quartz veins, and therefore the samples do not represent a quantitative measurement of the gold content of the veins, nor should they be interpreted to indicate that mineralization is present in a quantity and grade that would represent an economically viable ore deposit. Substantial additional sampling and geological and engineering work would have to be completed to confirm the presence of proven and probable reserves that meet SEC standards, and no assurance can be given that any such reserves will eventually be defined. Soil samples taken by us and reported below are strictly of a reconnaissance nature. The soil samples were taken by hammering a hollow steel pipe (split set rock bolt) about five feet into the ground. Then material from the last one to two feet inside the pipe was collected and submitted to ALS Chemex for geochemical analysis using atomic adsorption methods.

TABLE OF THE MINES AND PROSPECTS OF OUR HOLDINGS IN THE CHANDALAR MINING DISTRICT

Map No.	Prospect	Comments Au = Gold; Ag = Silver (Detailed prospect descriptions can be found in the Chandalar Mining district Summary of Field Investigations 2004 Phase I & II posted under Technical Reports on our website: www.littlesquawgold.com)
1	Crystal	4 to 6 veins are present with gold-bearing ribbon zones according to historic reports in our possession; high grade gold values are confirmed by our 2004 sampling
2	Big Squaw	channel sample across 12-ft. quartz vein with trace gold
3	Pioneer	mineralization hosted in shear zone; two channel samples across different portions of the vein collected by the Company assayed 2.30 oz Au/ton across 2.5 ft. and 0.82 oz Au/ton across 3.0 ft.; vein traced 1,500 ft. in 2004 soil samples; there are also two parallel veins but no assays reported
4	Pallasgren	reconnaissance random chip sample by the Company of 30-ft. wide quartz outcrop ran trace gold
5	Grubstake	a 1981 sample from 1.6 ft. vein assayed 0.32 oz Au/ton according to records in our possession
6	Grubstake East	caved adit explored quartz vein with mineralized vein material found in the mine dump; sampling by the Company verified the presence of anomalous gold in quartz
7	Prospector East	3-ft. quartz vein exposed for about 400 ft.; samples taken by the Company show highly anomalous silver associated with galena
8	Indicate-Tonapah	several quartz veins and numerous workings; old unverified assays show strongly anomalous gold values
9	Chandalar	vein parallel to Eneveloe vein; reports in our possession include a 2-ft. channel sample from a 6-ft. vein that assayed 2.26 oz Au/ton; a 1.5-ft. channel sample collected by the Company across a 5-ft. vein assayed 1.1 oz Au/ton
10	Jupiter	a 10-ft. quartz vein is exposed in road cut with disseminated sulfide minerals, and a second vein discovery was reported in 1981; the Company took a sample across the 10-ft. that assayed 0.11 oz Au/ton
11	Bonanza	three continuous channel samples collected by the Company of a 9-ft. zone of quartz, schist and clay assayed 0.5-ft. at 0.06 oz Au/ton, 3.0-ft. at 0.06 oz Au/ton and 6.0-ft. at 0.10 oz Au/ton
12	Drumlummon	reports in Company's files refer to several veins and gold-bearing quartz; apparently no further work has been done since early 20th century
13	St. Mary's	10-ft. thick vein and fault; reports in Company's possession indicate 0.24 oz Au/ton from an 11-ft. vein
14	Star Group	several veins; old unverified assays with one of 1.34 oz Au/ton, and 1981 trenching program reported trace to 0.74 oz Au/ton; vein can be traced for 4,000 ft.
15	Star No. 3	reports in Company's possession include a trench sample of 0.24 oz Au/ton across a 3.5-ft. vein
16	Shamrock	samples collected by the Company indicate anomalous values of gold
17	Wildcat	poorly exposed quartz vein at least 6-ft. thick with no visible mineralization
18	Jackpot	a tunnel exposes a 1.5-ft. vein of ribbon quartz; a reconnaissance of vein material collected by the Company on the dump assays 1.97 oz Au/ton
19	Woodchuck	a 3- to 6-ft. vein exposed in shaft; records in our possession indicate highly anomalous gold values
20	Little Kiska	records in our possession indicate presence of gold and antimony
21	Pedro	records in Company's possession indicate presence of gold; a quartz vein can be seen on high slope, but has not yet investigated
22	Grubstake West	reports in Company's possession of old prospect pit with gold mineralization in quartz
23	Big Creek Bowl	numerous boulders of sulfide-quartz vein traced for 800 ft. indicate several mineralized quartz veins
24	Mercury	a 2-ft. vein the Company found on the high ridge west of Big Squaw Creek; possible west extension of the Eneveloe veins that assayed 0.01 oz Au/ton.
25	Rock Glacier	large area of vein and associated rock occurs on a rock glacier that gouges the valley bottom of Little Squaw Creek where a number of quartz veins and shear zones intersect valley bedrock (Figure 4)
26	Big Tobin	soil sampling by the Company defines a gold-arsenic anomaly & possible presence of quartz vein
27	Uranus	reports in Company's possession indicate presence of two quartz veins exposed in two prospect pits; the site was relocated by the Company and a reconnaissance sample collected by the Company of vein material in the prospect pits assayed 1.45 oz Au/ton
28	McLellan	old unreported prospect pits found by the Company; 4 to 6 veins present; reconnaissance sampling by the Company of one of the veins in an old trench assays 1.10 oz Au/t.
	Little Squaw Mine	according to records in our possession about 380 tons of development material were produced at a grade of 1.65 oz Au/ton; drill intercepts, including one of 10 ft. at 0.66 oz Au/ton, show deeper underlying untested mineralization
	Mikado Mine	gold occurs within fractured rock and quartz lenses of a shear zone; according to records in our possession past production totaled 10,418 tons at a grade of 0.99 oz Au/ton
	Summit Mine	at least two gold-quartz veins are present; according to records in our possession, 142 tons of development material were produced at a grade of 4.82 oz Au/ton; overall, a total of 1,401 tons at 1.29 oz Au/ton were produced; drill holes cut more veins
	Eneveloe Mine	at least two gold-quartz veins are present; according to records in our possession, a zone of 1.0 oz Au/ton or greater was encountered on both levels, but there is no record of production
	Little Squaw Placer Mine	according to information in our possession reported production from drift mining on Mello Bench is 29,237 oz gold at a grade of 0.96 oz Au/cubic yard; 10.6 oz gold nugget recovered; significant volumes of unmined gold-bearing gravel remain

Values shown in this column include only samples collected by us in 2004 as channel samples or representative chip samples. Assays performed by ALS Chemex

Summary of Prospects

Set forth below is a summary of our material prospects.

*Little Squaw Vein***:** This gold-quartz vein is partially explored by trenches and two short tunnels decades old. According to records in our possession, previous operators defined an existing shoot of mineralized material containing approximately 2,000 tons at a grade of 1.55 oz Au/t. A reconnaissance sample taken by us from a quartz vein exposed in one of the trenches assayed 5.24 oz Au/t. Channel sampling by us in a tunnel below that trench yielded 19.98 oz Au/t over 3.54 feet of true width. This sample run includes a 0.84 foot interval of "ribbon quartz" that assays 89.12 oz Au/t with 15.85 oz Au/t. Another channel sample of this ribbon quartz taken ten feet farther along in the tunnel assayed 5.16 oz Au/t over 0.85 feet. The ribbon quartz derives its appearance from lenticular seams of dark colored iron sulfides and mica minerals within white quartz. We have concluded that the previously defined shoot of mineralized material is open to expansion by drilling, and we believe that previous operators may have underestimated the gold grade of the shoot because of technical difficulties in properly sampling zones within the quartz vein that contain wires and nuggets of native gold.

Crystal Prospect: In 1909 four tons of ore were extracted from an 8-foot-deep shaft driven into an 8-foot-wide quartz vein that was processed in a crude (three-stamp) mill. Historic records in our possession show that the four tons assayed 47.08 oz Au/t. The location of the Crystal Prospect was uncertain until we re-discovered it this year. The old shaft and associated trenches are completely sloughed in, but a set of veins can be traced over a strike length of at least 400 feet. Thick soil cover hampered efforts to find the limits of the veins. The main quartz vein is at least 5-to-6 feet thick, and a channel sample taken by us of a 0.67-foot-thick footwall portion of ribbon quartz assayed 3.64 oz Au/t. The Crystal vein appears to be very similar to the Little Squaw vein located along strike projection 1.5 miles away, but a correlation cannot be established because the intervening area is entirely covered. Extensive dozer trenching and soil sampling is planned to define the lateral extensions and possible linkage of these veins.

McLellan Prospect: This area contains a swarm of 5 previously unreported quartz veins that are poorly exposed, that we have traced for a distance of at least 1,000 feet along strike. Ribbon quartz has so far been found associated with two of the veins. The ribbon quartz characteristically weathers recessively because of the effect of decomposing sulfide minerals, and it is typically not exposed without trenching. A reconnaissance sample of this material gathered from the surface by us assayed 1.10 oz Au/t. The McLellan Prospect is located about 1,500 feet from the Crystal Prospect, and we believe that it may be a faulted offset of the Crystal vein. Follow-up soil sampling and trenching is planned at the McLellan Prospect.

Pioneer Prospect: The Pioneer quartz vein, which saw limited development in the early 1900's, is partially exposed in old trenches and prospect pits. The Pioneer prospect contains very high-grade gold values of undetermined extent, but it is associated with a major shear zone that is at least three miles long. A channel sample collected by us across the vein assayed 2.30 oz Au/t over a width of 2.5 feet, and another channel sample of a 3-foot-wide quartz vein taken 35 feet along strike from the first channel sample assayed 0.82 oz Au/t. Six anomalous soil samples taken by us from a depth of 4 to 5 feet along the soil covered projections of the vein average 0.260 parts per million (ppm) gold and are interpreted to indicate the possible presence of a buried vein extending outward from both ends of the trench, suggesting a possible vein strike length in excess of 1,500 feet with at least 150 feet of vertical relief exposed. Additional soil sampling and dozer trenching are planned to further define drilling targets at the Pioneer prospect.

Prospector East Prospect: Mineralization detected at this prospect is unusual for the Chandalar district because the prospect is characterized by high silver values relative to gold. It is located on north side of the property in low hills where few other veins have been found, probably because of thick soil cover. Two reconnaissance samples collected by us from the dump of an old caved tunnel assayed 23.8 oz Ag/t, 0.08 oz Au/t and 11.7 % Pb, and the other sample assayed 5.5 oz Ag/t, 0.09 oz Au/t and 2.2% Pb. The vein appears to be about 3 feet thick and is exposed in some old prospect pits over a strike length of 400 feet. So far, we have not been able to collect channel samples directly from the vein. The results of the dump samples can only be interpreted as an indication that important mineralization is present. Highly anomalous values in bismuth, silver and lead, along with the absence of zinc give this prospect a very distinct geochemical signature, which may be indicative of district scale metal zoning. Follow up trenching and soil sampling are planned.

Rock Glacier Prospect: A jumbled mass of ice bound soil, cobbles and boulders exceeding a million tons contains abundant rubble of vein quartz fragments that are highly anomalous in gold. Assays of eleven rock chip reconnaissance samples taken by us that were collected randomly of numerous quartz cobbles and boulders average 2.71 ppm gold, and the average geochemical assay of three the soil samples taken by us of material binding the slide material is 0.48 ppm gold. The rock glacier originates in a large meadow about a thousand feet up a mountainside. Soil samples taken in this source area show strong gold anomalies indicating buried mineralized quartz veins. An extensive soil sampling program is planned in this area, and geophysical techniques, such as ground magnetics and induced potential, may be useful to trace the veins below the thick cover.

Uranus Prospect: A series of previously unreported and closely spaced gold-quartz veins was found high on a ridge opposite the Rock Glacier Prospect. Random chips of decomposed mineralized quartz are strewn in discrete streaks over the ground. A reconnaissance sample of this material taken by us assayed 1.47 oz Au/t. The mineralized zone is of unknown width as there is no exposed bedrock, making this prospect especially intriguing for further exploration.

Big Tobin Prospect: Soil sampling has revealed an important set of mineralized shears in the Big Tobin area. They are important because they strike northeast in contrast to all other known mineralized structures, and they trend directly toward the Mikado gold deposit about 1,000 feet away. The projected structural intersection is a target that merits additional follow-up work.

Mikado Mine: Records in our possession indicate that this mine has produced about 10,000 tons at an average grade of one ounce of gold per ton. Twenty-five-year-old mining engineering records show that significant un-mined mineralized material remains in the portion of the mine that was previously developed but that is now caved in. The previously mined vein carried extraordinary grades in some places. Two reconnaissance rock samples collected by us gathered from the mine dump in 2004 assayed 23.28 oz Au/t with 5.24 oz Ag/t and 1.57 oz Au/t with 0.83 oz Ag/t. Our consulting geologists have concluded that there are at least two shoots of strongly mineralized material which are open to extension at depth, and we intend to test these possible extensions by drilling during the 2006 field program.

Our Chandalar mining claims cover all or major portions of three main drainages and lesser parts of a fourth drainage that radiate from the areas in which the gold-bearing quartz veins and associated shear zones are located. They include most of the areas where placer mining operations occurred in the past, as well as substantial portions of these drainages that have never been mined. The placer gold deposits in the Chandalar district are characterized by high-grade concentrations of native gold that occur in multiple horizons in second and third order streams in the vicinity of auriferous quartz lodes. At least 76,000 ounces of gold are known to have been produced from four placer deposits at Chandalar, with recovery of some nuggets, the largest of which was 10.6 ounces according to records in our possession. The placer gold deposits were exploited by both open-cut and underground drift mining methods limited to unconsolidated but frozen gravels. Limited drilling by previous operators indicates that certain areas on the property, especially along Little Squaw and Big Squaw Creeks have potential for the discovery of significant quantities of placer gold. Substantial drilling and engineering work will be required to determine if such potential deposits exist in commercially viable quantities.

Progress was made during the 2004 and 2005 summer field seasons in defining geological features helpful in planning future drilling campaigns. The discovery of hydrothermal alteration haloes that envelop locations of strong gold mineralization within the major shear zones may be significant. We are methodically building a considerable suite of substantive drilling targets on the Chandalar property. The drill targets include both high-grade underground deposits and targets for lower-grade deposits amenable to surface bulk methods, as well as for significant placer gold deposits. We do not currently have sufficient funds to undertake such drilling programs, and there is no assurance any efforts by us to raise those funds during the next six months will be successful.

Risks Related to the Chandalar Project

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. We compete for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than us. In addition, we compete with others in efforts to obtain financing to acquire, explore and develop mineral properties.

Employees

We have no employees. We have always relied on contracting our management and administrative personnel needs. Two part-time consultants provide management services for us under contracts that will expire on December 31, 2006 and January 31, 2007, when they are scheduled for renewal reviews by the Compensation Committee of our board of directors. A third consultant's contract is to be terminated on February 17, 2006. We are processing two additional management consulting contracts that we expect to become effective in the first week of March 2006, and to terminate on December 31, 2006. We have also established an Alaska payroll to meet our 2006 Chandalar project field labor needs. The first of approximately ten hourly paid employees is scheduled to begin work in the first week of March 2006. These are seasonal jobs that are all expected to be terminated by October 2006.

Regulation

Our activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on our business, causing those activities to be economically reevaluated at that time.

Environmental Risks

Minerals exploration and mining are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to us (or to other companies in the minerals industry) at a reasonable price. To the extent that we become subject to environmental liabilities, the remediation of any such liabilities would reduce funds otherwise available to us and could have a material adverse effect on our financial condition. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

Our Chandalar property contains an inactive small mining mill site with tailings impoundments, last used in 1983. A December 19, 1990 letter from the Alaska Department of Environmental Conservation ("Alaska D.E.C.") to the Division of Mining of the Department of Natural Resources ("Alaska D.N.R.") states: "Our samples indicate the tailings impoundments meet Alaska D.E.C. standards requirements and are acceptable for abandonment and reclamation." The Alaska DNR conveyed acknowledgement of receipt of this report to us in a letter dated December 24, 1990. We subsequently reclaimed the tailings impoundments, and expect that no further remedial action will be required. Concerning a related matter, the Alaska D.E.C. has identified a small area of low-level mercury contamination in a graveled staging area next to the mill and has designated it to be a medium priority assessment site in its state contaminated sites database. We have accrued a $50,000 expense liability to execute a remediation plan proposed by us and approved by the Alaska D.E.C. (See note 6 to our audited consolidated financial statements in our 10KSB/A for the year ended December 31, 2004). Other than this minor mercury contamination, we know of no matters of concern to the Alaska D.E.C. regarding our and our predecessors' exploration and production activities on the properties.

Title to Properties

Our only mining property (Chandalar) lies on Alaska state land, except for the patented mining claims owned by us. The major portion of our property consists of State of Alaska unpatented mining claims. The validity of unpatented state mining claims is often uncertain, and such validity is subject to contest. Unpatented mining claims are unique property interests and are generally considered subject to greater title risk than patented mining claims, which are real property interests that are owned in fee simple. An important part of our property is patented federal mining claims held in fee simple.

The State of Alaska requires locators and holders of unpatented state mining claims to complete annual assessment work and to pay an annual cash rental on the claims in order to keep the claimant's title to the mining rights in good standing. We are not in default of any annual assessment work filing or annual claim rental payment.

State of Alaska unpatented mining claims are subject to a title reservation of 3% net profits royalty for all mineral production on net mining income of $100,000 or more.

Our management has done a title chain search of the Company's patented federal mining claims. They believe we are the owner of the private property, and that the property is free and clear of liens and other third party claims except for a 2% mineral production royalty held by former management.

We have attempted to acquire and maintain satisfactory title to our undeveloped Chandalar mining property, but we do not normally obtain title opinions on our properties in the ordinary course of business, with the attendant risk that title to some or all segments our properties, particularly title to the State of Alaska unpatented mining claims, may be defective.

Alaska Taxes Pertaining to Mining

Alaska has tax and regulatory policies that are widely viewed by the mining industry as offering one of the most favorable environments for new mines development in the United States. The mining taxation regime in Alaska has been stable for many years. There is discussion of taxation issues in the legislature but no changes have been proposed that would significantly alter the current state mining taxation structure. Although management has no reason to believe that new mining taxation laws which could adversely impact our Chandalar property will materialize, such event could and may happen in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

During 2004 and the first nine months ended September 30, 2005, we focused on advancing exploration of the Chandalar property through surface prospecting and geologic mapping and sampling methods. No drilling or underground exploration work was involved. In 2004, Pacific Rim Geological Consulting Inc. of Fairbanks, Alaska completed a comprehensive independent technical report on the Chandalar property. Pacific Rim reviewed all of Little Squaw's extensive data on the Chandalar property that we built up over the years, which includes data from various operators dating back to the early 1900's. They concluded the gold mineralization is of the mesothermal type, and the property has multi-million ounce gold discovery potential. Pacific Rim recommended additional exploration, some of which was completed in two phases during the 2004 summer field season by an independent certified professional geologist, James C. Barker, under contract to us. The summer field program was augmented by a structural geology study of the Chandalar district using existing high altitude aerial photography. BlueMap Geomatics identified numerous pronounced linears that it interpreted to represent deep-seated faults. This work has been useful in defining targets for future exploration.

The objective of the 2004 exploration field program was to assess the validity of historic records, refine known drilling targets and identify new drilling targets. Several prospects of previously unevaluated or unknown gold mineralization were found, including six previously unknown gold-bearing quartz veins. During the 2004 summer field program we conducted a reconnaissance surface and underground sampling program of numerous gold-bearing veins on the property. We also conducted a soil geochemical sampling program using a deep penetrating sampling technique we developed to identify gold anomalies that may reflect hidden gold-quartz veins. Two previously unknown prospects containing six gold-quartz veins were discovered as a result of the field work, bringing the total number of known gold-bearing quartz veins and vein swarms on the property to more than 28. We expect to find more mineralized structures as exploration progresses because more than 80% of the property is covered by soil and landslide debris.

During the first quarter of 2005, we had planned to conduct the seasonal exploration program on the Chandalar property that was recommended by our geologic consultant, James C. Barker. His proposed program was budgeted at $1.4 million. We expected to raise sufficient capital to hire Mr. Barker and other qualified independent geologic consultants to complete a two phase program, which would have included infrastructure repairs, geological field work, taking 600 rock and 4,000 soil samples, and doing ground-based and aerial geophysics surveys, aerial topographic surveys, and 5,000 feet of reverse air circulation drilling.

The planned 2005 summer program was to have been conducted in two staged phases as follows:

- PHASE I would be geological investigations primarily to pin-point proposed drill sites throughout the district. This work would consist of various exploration activities, including the use of targeted soil sampling grids and ground and aerial geophysics.

- PHASE II would be a reverse circulation drill program of 5,000 feet or more.

Phase I geophysical and geochemical surveys were anticipated to better define the fault structures, initially defined by BlueMap Geomatics, that host mineralized quartz veins. A technical assessment was then expected to be made of locations where drilling was thought to be warranted during phase II. Several sites where old drill holes indicate the downward extensions of quartz vein gold mineralization were targeted for verification drilling. The wide-spread occurrences of gold mineralization in large, through-going structures, at least four of which have a mining history, was reasoned to justify the work proposed in Phases I and II.

We were unable to obtain the financing required to undertake this phased exploration program due to unfavorable stock market conditions for the mining sector in early 2005. Instead, we undertook a modest surface exploration of the Chandalar property during the month of July 2005. A small field crew concentrated work on ten of the gold quartz vein prospects, where geologic maps were produced of each and 189 rock, soil and stream sediment samples were taken for analysis. Importantly, their geologic reconnaissance found a close special association between many of the gold bearing quartz veins and intrusive bodies of mafic igneous rock masses (greenstones). Our geologists believe there may be a genetic link between the greenstones and the gold mineralization that can be used as an exploration tool.

38

We also retained the services of a licensed consulting geologist, Melvin Klohn, during the 2005 field season to review our extensive Chandalar property data and make a comprehensive week-long visit to site. Mr. Klohn examined most of the significant gold prospects on the property and said that he found the gold bearing quartz veins to be very similar to the important category of gold deposits often called "lode gold" or greenstone gold, which are major contributors to world gold production. He noted the district's prospects are aligned along a series of sub-parallel structural belts in a structural pattern similar to that of the famous Red Lake district in Ontario, Canada. He concluded that the Chandalar property presents a unique and appealing gold exploration opportunity. This most recent technical report by Mr. Klohn report is posted on our Web site at www.littlesquawgold.com.

Our work during the 2005 summer field season investigated old reports of quartz vein showings at the Pallasgreen and Drumlummon prospects. These sites had not been evaluated since their discovery by prospectors early in the 1900s. At the Pallasgreen, mineralization was found along a multiple quartz vein system for approximately 400 feet. Soil samples geochemically anomalous in gold and an extensive "iron bleed" zone are indicative of mineralization in this area. The iron bleed, or ferricrete, is considered to be caused by ground water dissolution of buried metallic sulfides and re-participation of the metal ions in the surface hydrologic bleed zone. Additionally, gold in soil values were found about 4,000 feet westward along strike, which will be further evaluated in 2006 as a possible extension of the Pallasgreen veins. Anomalous soil and rock results were also found in the Drumlummon area and in an unnamed site of vein quartz north of the Pallasgreen. An additional 160-acre state mining claim was located to include this area in our property holding.

In 2005, we also completed further prospect definition work at the Pioneer, Crystal and Uranus sites, which established proposed drill targets at each.

Pre-drilling prospect mapping was also initiated during the 2005 field season at the Little Squaw, Eneveloe, Grubstake West, Rock Glacier and Summit areas. Little Squaw quartz vein rubble was traced about 2,500 feet eastward from the known exposures, and geologic mapping indicates that at least two mineralized quartz veins continue in that direction. The two Summit quartz veins were projected about 2,000 feet westward where they are believed to be partially covered by active accumulations of slide rock. Nevertheless, stream sediment sampling together with deep penetration soil sampling results from sites along and below its projection were highly anomalous in gold.

During the nine month period ended September 30, 2005, we raised $141,975 net of offering costs, and $100,000 from the issuance of convertible promissory notes. Subsequent to September 30, 2005, we raised an additional $2,148,750 in financing. See "Liquidity and Capital Resources," below. We anticipate that we will need to raise an additional $1,000,000 during the next six months to fund our plans for the year ending December 31, 2006. We cannot guarantee that we will successfully raise the additional financing on terms acceptable to us, if at all.

Plans

The planned 2006 seasonal exploration program for the Chandalar property is very similar to Mr. Barker's Phase I and Phase II project plan for 2005. However, the quantity of proposed drilling in Phase II has been increased from 5,000 feet or more to 10,000 feet or more, and the project's projected cost is now approximately $1.7 million dollars as shown in the table below. The table combines Phase I and Phase II budgets, which are not contingent on each other.

Proposed 2006 Chandalar Exploration Program Budget

EXPENSE CATAGORY		
Planning, Permitting, Hiring	$	43,000
Equipment Purchases, Leases, Rentals (ATVs, Tractors, Vehicles		266,000
Mobilization/Demobilization and interim charter Air Support		141,000
Contracted Geological and Technician Services		307,000
Contracted Camp Services		163,000
Contracted Aerial Geophysical Survey		150,000
Contracted Geological Studies		46,000
Contracted Drilling Services		165,000
Contracted Assaying Services		142,000
Site Fuel Consumption		50,000
Travel		40,000
Final Analyses and Report		40,000
Sub Total	$	1,553,000
Company Overhead (Management, Office support, Taxes & Insurance)		147,000
TOTAL	$	1,700,000

We plan to begin the program during the second quarter of 2006, and expect to complete it in late 2006, assuming adequate funding has been made available.

Currently we do not have sufficient cash to conduct the intended 2006 seasonal exploration program on the Chandalar property. We anticipate that we will need to raise an additional $1,000,000 during the next six months to fund our plans through the year ending December 31, 2006. We intend to raise sufficient financing through debt and/or equity financing. However, there can be no assurance that we will be successful in our plans to raise capital or complete the 2006 field exploration program on the Chandalar property. There is no assurance that should exploration proceed according to the recommended program, it will lead to the discovery and delineation of ore reserves that will conform to the criteria specified in SEC Industry Guide 7. Our contingency plan should no further funding be achieved, is to carry out a reduced scale exploration program at Chandalar that deletes Phase II (drilling). Such a down-sized program would involve expanding Phase I. Geochemical soil sample surveys around known prospects, geophysical surveys of the quartz veins using ground magnetics, and seismic applications on the buried placer gold channels would be expanded.

Liquidity and Capital Resources

On September 30, 2005 we had total liabilities of $244,427, and total assets of $427,388. This compares to total liabilities of $87,792 and total assets of about $367,560 on December 31, 2004. As of September 30, 2005, our liabilities consist of $100,000 of convertible notes due to a director and two shareholders, $3,000 accrued interest, $50,000 for environmental clean up, $11,129 in outstanding accounts payable and $80,298 accounts payable – to officers and directors for services (related parties). As of September 30, 2005, we had current assets of $96,430, including cash of $81,643; current liabilities of $194,427; and working capital deficit of $97,997.

Our principal source of liquidity during the year ended December 31, 2004 and the nine month period ended September 30, 2005, has been through debt and equity financing. Financing activities provided cash of $ 288,313 during the year ended December 31, 2004 and $241,875 during the nine months ended September 30, 2005. We used cash in operating activities of $ 346,915 during the year ended December 31, 2004, and $190,001 during the nine month period ended September 30, 2005.

On September 23, 2005, we engaged an exclusive placement agent to assist us with raising financing.

On October 17, 2005, we completed a private placement of our securities from which we netted $175,000 in the fourth quarter.

On November 21, 2005, we raised $1,000,000 in the private placement of 6% Convertible Debentures in the principal amount of $1,000,000 and 2,500,000 Class A Warrants issued to one institutional investor. We paid an aggregate placement fee of $100,000 in connection with this private placement, for net proceeds of approximately $900,000. We also incurred approximately $6,500 in expenses in connection with the financing.

On January 31, 2006, we closed a private placement of 3,895,000 Units, at a price of $0.25 per Unit for gross proceeds of $973,750. Each Unit consisted of one share of the registrant's common stock, par value $0.10, and one half of one (1/2) Class B Warrant. Each whole Class B Warrant is exercisable to acquire one additional share of common stock at an exercise price of $0.35 per share during the one-year period commencing on the Closing Date, $0.50 per share during the second year following the Closing Date, and $0.65 per share during the third year following the Closing Date. We paid an agent's commission of 10% of the gross proceeds and issued the agent 389,500 Class B Warrants.

We are currently attempting to raise additional capital to fund our planned 2006 seasonal exploration program at the Chandalar property and for general corporate and working capital requirements.

We are an exploration stage company and have incurred losses since our inception. We have no recurring source of revenue and our ability to continue as a going concern is dependant on our ability to raise capital to fund our planned exploration and working capital requirements. Our plans for the continuation of our company as a going concern include financing our operations through sales of its common stock and/or debt and the eventual profitable development of its mining properties. Our financial statements do not contain any adjustments, which might be necessary, if we were unable to continue as a going concern.

Private Placement Offerings

On August 12, 2005 our Board of Directors authorized a direct private placement offering of 1,200,000 units at $0.25 per Unit. Each unit consists of one share of common stock, and a three-year full share purchase warrant exercisable at $0.30, $0.35 and $0.40 in the respective successive years. During the nine months ended September 30, 2005, we sold a total of 500,000 units for proceeds of $125,000. Additionally, 700,000 units were sold during the fourth quarter of 2005 for proceeds of $175,000. No fees or commissions were paid, and net proceeds to us were $300,000. We used the proceeds of the offering for working capital and to retire all debt.

On November 21, 2005, we closed a private placement of 6% Convertible Debentures in the principal amount of one million United States dollars (US$1,000,000) and 2,500,000 Class A Warrants to raise one million dollars ($1,000,000). The placement was made to one institutional investor outside the United States. The Debentures are convertible into shares of Common Stock, $0.10 par value, at US$0.20 per share, subject to certain adjustments, and each Warrant is exercisable to acquire one share of common stock at an exercise price of US$0.30 per share until November 21, 2008. The 6% convertible debentures and the Class A Warrants contain provisions that limit the selling shareholder's beneficial ownership in the class of common stock of Little Squaw to 9.99%. Under the terms of a Placement Agent Agreement, we paid an agent, a U.S. registered broker-dealer, a placement agent fee an amount equal to ten percent (10%) ($100,000) of the aggregate gross proceeds of the Placement. The agent also received Warrants to purchase common shares equal to ten percent (10%) (500,000 Warrants) of the total number of common shares (or common stock equivalents) sold by us in the Placement. The terms, conditions and exercise price of the warrants to be issued to the agent shall be economically equivalent to the terms, conditions and exercise price of the securities issued by us in a placement. We also agreed to grant the agent the same registration rights granted to investors in a placement, if any, and reimburse the agent for all expenses incurred by it in the performance of the agent's obligations, including but not limited to the fees and expenses of our counsel and accountants and the cost of qualifying the placement, and the sale of the securities, in various states or obtaining an exemption from state registration requirements. We will reimburse the agent for actual expenses, including but not limited to accounting, legal and professional fees, incurred by the agent in connection with the Placement, not to exceed one-half percent (0.5%) of the gross offering proceeds.

On January 31, 2006, we closed a private placement of 3,895,000 Units, at a price of $0.25 per Unit for gross proceeds of $973,750. Each Unit consisted of one share of the registrant's common stock, par value $0.10, and one half of one (1/2) Class B Warrant. Each whole Class B Warrant is exercisable to acquire one additional share of common stock at an exercise price of $0.35 per share during the one-year period commencing on the Closing Date, $0.50 per share during the second year following the Closing Date, and $0.65 per share during the third year following the Closing Date. We paid an agent's commission of 10% of the gross proceeds and issued the agent 389,500 Class B Warrants. The terms, conditions and exercise price of the warrants to be issued to the agent shall be economically equivalent to the terms, conditions and exercise price of the securities issued by us in a placement. We also agreed to grant the agent the same registration rights granted to investors in a placement, if any, and reimburse the agent for all expenses incurred by it in the performance of the agent's obligations, including but not limited to the fees and expenses of our counsel and accountants and the cost of qualifying the placement, and the sale of the securities, in various states or obtaining an exemption from state registration requirements. We will reimburse the agent for actual expenses, including but not limited to accounting, legal and professional fees, incurred by the agent in connection with the Placement, not to exceed one-half percent (0.5%) of the gross offering proceeds.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

We had no contractual obligations as of December 31, 2005.

Inflation

We do not believe that inflation has had a significant impact on our consolidated results of operations or financial condition.

Critical Accounting Policies

Critical accounting principles upon which our financial status depends are those requiring estimates of the recoverability of the carrying value of our mining assets and expenses and disclosure associated with accounting for stock based compensation. Additionally, estimates of our environmental liabilities are considered critical due to the assumptions and estimates inherent in accruals of such liabilities, including uncertainties relating to specific reclamation and remediation methods and costs and the application and changing of environmental laws, regulations and interpretations by regulatory authorities.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock is quoted on the OTC Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information. The OTC Bulletin Board is not considered a "national exchange."

Our Common stock is traded on the NASDAQ Over The Counter Bulletin Board under the symbol "LITS". The following table shows the high and low bid information for the Common stock for each quarter since January 1, 2003. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year	High Closing	Low Closing
2003		
First Quarter	$0.13	$0.06
Second Quarter	$0.15	$0.08
Third Quarter	$0.90	$0.12
Fourth Quarter	$0.75	$0.45
2004		
First Quarter	$0.75	$0.51
Second Quarter	$0.72	$0.37
Third Quarter	$0.47	$0.28
Fourth Quarter	$0.55	$0.35
2005		
First Quarter	$0.50	$0.34
Second Quarter	$0.45	$0.30
Third Quarter	$0.33	$0.23
Fourth Quarter	$0.35	$0.21

The above quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

As of February 6, 2006, the closing bid quotation for our common stock was $0.55 per share as quoted by the NASD OTCBB.

HOLDERS OF RECORD

As of December 31, 2005 there were 3,366 shareholders of record of our common stock and approximately 858 additional shareholders whose shares are held through brokerage firms or other institutions.

TRANSFER AGENT AND REGISTRAR

Our registrar and transfer agent for our common shares is Columbia Stock Transfer Company, 1602 E. Seltice Way, Suite A PMB#303, Post Falls, ID 83854, U.S.A. Phone: (208) 664-3544; Fax: (208) 777-8998.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling shareholders.

LEGAL MATTERS

The law firm of Payne, Hamlin, Coffin & Brooke has acted as our counsel by providing an opinion on the validity of the securities.

EXPERTS

The financial statements as of December 31, 2004 and 2003, included in this prospectus and elsewhere in the registration statement have been audited by DeCoria, Maichel & Teague P.S., independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said reports.

The information contained in the report titled "Gold Deposits of the Chandalar Mining District, Northern Alaska: An information Review and Recommendations" was prepared by Pacific Rim Geological Consultants, Inc., of Fairbanks Alaska.

The information contained the report titled "Summary of Field Investigations 2004" was prepared by James C. Barker, a Certified Professional Geologist licensed to practice in Alaska.

The information contained in the report titled "Interim Summary Report: Little Squaw Gold Mining Company, Properties in the Chandalar Mining district, Alaska" was prepared by Melvin Klohn, a geologist licensed to practice in the state of Washington.

The information contained in the report titled "Structural and Lithological Features Observed From Air Photo Mosaic" was prepared by BlueMap Geomatics Ltd., of Vancouver British Columbia.

EXPERTS AND CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

LeMaster & Daniels PLLC ("Former Accountant"), Spokane, Washington, served as our independent auditors from the year ending 1972 through the year ending 2002. On December 19, 2003 our shareholders ratified our director's selection of the Spokane, Washington professional services firm of DeCoria Maichel & Teague P.S. to be our independent public accountants for the fiscal year 2003. Our financial statements included in this prospectus have been audited DeCoria Maichel & Teague P.S. ("New Accountant"), independent certified public accountants, as stated in its report appearing elsewhere herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

No adverse opinion or disclaimer of opinion was issued during the past two years by the Former Accountant, and no opinion of the Former Accountant was qualified or modified as to uncertainty, audit scope or accounting principles.

The change in auditors was recommended by our Board of Directors.

During the two most recent fiscal years and the interim period preceding such dismissal, we are not aware of any disagreements with the Former Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the Former Accountant, would have caused it to make references to the subject matter of the disagreement(s) in connection with its report.

We are not aware of any reportable events (as defined in Item 304 (a) (1) (B) of Regulation S-B) that have occurred during the two most recent fiscal years and the interim period preceding the dismissal of the Former Accountant.

During the two most recent fiscal years and the interim period preceding the appointment of the New Accountant, we have not consulted the New Accountant regarding either:

- The application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that we considered an important factor in reaching a decision as to the accounting or financial reporting issue; or

- Any matter that was either the subject of a disagreement or event (as defined in Regulation S-B, Item 304(a)(1)(B)).

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, accordingly, file current and periodic reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form SB-2 under the Securities Act, as amended, in connection with this offering. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. For further information with respect to us and the shares of common stock offered hereby, reference is made to such registration statement, including the exhibits thereto, which may be read, without charge, and copied at the public reference facilities maintained by the SEC at One Station Place, 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the World Wide Web at http://www.sec.gov that contains current and periodic reports, proxy statements and other information regarding registrants that filed electronically with the SEC. Statements contained in this prospectus as to the intent of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to this registration statement, each such statement being qualified in all respects by such reference.

AUDITED FINANCIAL STATEMENTS

TABLE OF CONTENTS

DECORIA,
MAICHEL
& TEAGUE
A PROFESSIONAL SERVICES FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Little Squaw Gold Mining Company

We have audited the accompanying balance sheets of Little Squaw Gold Mining Company, (An Exploration Stage Company) ("the Company") as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended and from the date of inception on March 26, 1959 through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Little Squaw Gold Mining Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended and from the date of inception on March 26, 1959 through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DeCoria, Maichel & Teague P.S.

DeCoria, Maichel & Teague P.S.
March 2, 2005

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Balance Sheets
December 31, 2004 and 2003

	2004	2003
ASSETS		
Current assets:		
Cash	$ 32,855	$ 98,834
Prepaid expenses	6,198	6,252
Total current assets	39,053	105,086
Plant, equipment, and mining claims:		
Other equipment, net of depreciation	4,441	
Mining and mineral properties	321,041	318,597
Other assets	3,025	
Total assets	**$ 367,560**	**$ 423,683**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 5,020	$ 22,360
Accounts payable – related parties	32,772	
Total current liabilities	37,792	22,360
Long-term liabilities:		
Accrued remediation costs	50,000	36,000
Convertible accrued compensation - Walters LITS		82,437
Convertible success award - Walters LITS		88,750
Total long-term liabilities	50,000	207,187
Total liabilities	87,792	229,547
Stockholders' equity		
Preferred stock; no par value, 10,000,000 shares authorized; no shares issued or outstanding		
Common stock; $0.10 par value, 200,000,000 and 12,000,000 shares authorized, respectively; 15,364,117 and 11,998,636 issued and outstanding, respectively	1,536,411	1,199,863
Additional paid-in capital	752,458	454,880
Deficit accumulated during the development stage	(2,009,101)	(1,455,923)
	279,768	198,820
Less treasury stock, 0 and 117,103 shares, at cost, respectively		(4,684)
Total stockholders' equity	279,768	194,136
Total liabilities and stockholders' equity	**$ 367,560**	**$ 423,683**

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Operations

	Years Ended December 31,		From Inception (March 26, 1959) Through
	2004	2003	December 31, 2004
Revenue:			
Royalties, net			$ 398,752
Lease and rental			99,330
Gold sales and other	$	$ 5,799	31,441
		5,799	529,523
Expenses:			
Other costs of operations		$ 4,904	$ 8,030
Management fees and salaries	$ 70,525	10,575	952,057
Directors' fees – cash	17,200		82,975
Directors' fees – share based	143,200		143,200
Professional services	236,082	164,418	678,577
Other general and administrative expense	53,824	11,329	214,218
Mineral property maintenance	8,097	4,820	12,917
Office supplies and other expense	10,344	15,388	238,549
Depreciation	493		5,248
Reclamation and miscellaneous	14,000	16,000	115,102
Loss on partnership venture			53,402
Equipment repairs			25,170
	553,765	227,434	2,529,445
Other (income) expense:			
Interest expense		315	36,301
Interest income	(587)	(178)	(27,122)
Total other (income) expense	(587)	137	9,179
Net loss	**$ 553,178**	**$ 221,772**	**$ 2,009,101**
Net loss per common share – basic	**$ 0.04**	**$ 0.02**	**$ 0.32**
Weighted average common shares outstanding-basic	**14,811,488**	**9,898,792**	**6,233,587**

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2004

Year	Transaction	Shares Issued for: Cash	Shares Issued for: Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock: Shares	Common stock: Par Value	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Treasury Stock	Total
1959	Issuance of shares	X			441,300	$ 44,130				
	Net loss							$ (428)		$ 43,702
1960	Issuance of shares	X			433,780	43,378				
	Net loss							(769)		42,609
1961	Issuance of shares	X			306,620	30,662				
	Issuance of shares	X			25,010	2,501	$ 5,002			
	Net loss							(12,642)		25,523
1962	Issuance of shares	X			111,239	11,124				
	Issuance of shares	X			248,870	24,887	49,773			
	Issuance of shares		Mining leases	Par value of stock issued	600,000	60,000				
	Net loss							(5,078)		140,706
1963	Issuance of shares	X			223,061	22,306				
	Issuance of shares	X			27,000	2,700	5,400			
	Sale of option						110			
	Net loss							(5,995)		24,521
1964	Net loss							(8,913)		(8,913)
1965	Issuance of shares	X			19,167	1,917	3,833			
	Issuance of shares		Salaries	Price per share issued for cash during period	19,980	1,998	3,996			
	Net loss							(9,239)		2,505
1966	Issuance of shares	X			29,970	2,997				
	Issuance of shares	X			5,200	520	520			
	Net loss							(7,119)		(3,082)
1967	Issuance of shares	X			3,700	370	740			
	Issuance of shares		Engineering and management fees	Par value of stock issued	24,420	2,442				
	Issuance of shares		Accounting fees		2,030	203	406			
	Net loss							(5,577)		(1,416)
1968	Issuance of shares	X			64,856	6,486	12,971			
	Issuance of shares		Salaries	Price per share issued for cash during period	19,980	1,998	3,996			
	Issuance of shares		Directors' fees		30,000	3,000	6,000			
	Net loss							(7,322)		27,129

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2004

Year	Transaction	Shares Issued for Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Treasury Stock	Total
1969	Issuance of shares	X			12,760	$ 1,276	$ 2,552			
	Issuance of shares	X			338,040	33,804	85,432			
	Issuance of shares		Salaries	Approximate price per share issued for cash during period	24,000	2,400	4,800			
	Issuance of shares		Consideration for co-signatures		50,004	5,000	10,001			
	Net income							$ 2,272		$ 147,537
1970	Issuance of shares	X			1,000	100	400			
	Issuance of shares		Salaries	Price per share issued for cash in prior period	1,500	150	300			
	Issuance of shares		Salaries	Price per share issued for cash in current period	444	44	178			
	Net loss							(8,880)		(7,708)
1971	Issuance of shares	X			13,000	1,300	1,500			
	Issuance of shares		Purchase of assets of Chandalar Mining & Milling Co.	Par value of stock issued	336,003	33,600				
	Net loss							(2,270)		34,130
1972	Issuance of shares		Purchase of assets of Chandalar Mining & Milling Co.	Par value of stock issued	413,997	41,400				
	Issuance of shares		Additional exploratory and development costs through payment of Chandalar Mining & Milling Co. liabilities	Dollar value of liabilities paid	55,657	5,566	15,805			
	Receipt of treasury stock in satisfaction of accounts receivable and investment in Chandalar Mining & Milling Co.				(125,688)	(12,569)	(977)	$	(13,546)	
	Issuance of shares		Mining claims	Par value of stock issued	2,240,000	224,000			13,527	
	Net loss							(65,175)		208,031
1973	Net loss							(16,161)		(16,161)
1974	Net loss							(13,365)		(13,365)

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company

(An Exploration Stage Company)

Statements of Changes in Stockholders' Equity (Deficit)

From Inception (March 26, 1959) Through December 31, 2004

Year	Transaction	Shares Issued for Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Treasury Stock	Total
1975	Net loss							$ (15,439)		$ (15,439)
1976	Net loss							(5,845)		(5,845)
1977	Issuance of shares		Purchase of assets of Mikado Gold Mines	Par value of stock issued	1,100,100	$ 110,010				
	Net loss							(15,822)		94,188
1978	Issuance of shares		Mining claims	Par value of stock issued	400,000	40,000				
	Issuance of shares		Directors' fees		40,000	4,000	$ 3,200			
	Issuance of shares		Management fees, notes payable, and accrued interest	Approximate market price per share	109,524	10,952	8,762			
	Net loss							(39,144)		27,770
1979	Net loss							(18,388)		(18,388)
1980	Net loss							(34,025)		(34,025)
1981	Net loss							(32,107)		(32,107)
1982	Issuance of shares		Directors' fees	Approximate market price per share	40,000	4,000	20,000			
	Net loss							(70,165)		(46,165)
1983	Net loss							(10,416)		(10,416)
1984	Net loss							(63,030)		(63,030)
1985	Issuance of shares		Directors' fees	Approximate market price per share	40,000	4,000	12,000			
	Net loss							(78,829)		(62,829)
1986	Issuance of shares	X			44,444	4,444	5,556			
	Net loss							(32,681)		(22,681)
1987	Issuance of shares		Officer salary		166,000	16,600	18,500			
	Issuance of stock option		Legal fees	Approximate market price per share			12,360			
	Issuable shares		Directors' fees				4,095			
	Issuance of stock option		Equipment	Value of equipment			60,000			
	Net loss							(48,057)		63,498

The accompanying notes are an integral part of these financial statements.

F-6

Little Squaw Gold Mining Company

(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2004

Year	Transaction	Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Par Value	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Treasury Stock	Total
1988	Issuance of shares		Officer salary		194,444	$ 19,444	$ (1,944)			
	Issuance of stock option		Legal fees	Approximate market price per share			6,200			
	Issuable shares		Directors' fees				1,080			
	Issuance of shares		Settlement of stock option	Approximate market price when option was granted	58,860	5,886	(5,886)			
	Issuance of shares		Settlement of stock right	Approximate market price when right was granted	19,500	1,950	(1,950)			
	Net loss							$ (46,961)		$ (22,181)
1989	Issuance of shares		Settlement of stock option	Approximate market price when option was granted	68,888	6,889	(6,889)			
	Issuance of shares		Settlement of stock right	Approximate market price when right was granted	12,000	1,200	(1,200)			
	Net loss							(59,008)		(59,008)
1990	Net loss							(37,651)		(37,651)
1991	Issuance of shares		Directors' fees	Approximate market price per share	24,000	2,400				
	Purchase of 20,000 treasury shares	X							$ (1,500)	
	Net loss							(42,175)		(41,275)
1992	Purchase of 32,000 treasury shares	X							(1,680)	
	Net loss							(41,705)		(43,385)
1993	Net loss							(71,011)		(71,011)
1994	Issuance of stock option		Officer compensation	Approximate market price per share			6,250			
	Net loss							(43,793)		(37,543)
1995	Issuance of shares		Officer compensation	Approximate market price per share	153,846	15,385	4,615			
	Purchase of 65,000 treasury shares	X							(4,975)	
	Net loss							(30,728)		(15,703)
1996	Net loss							(39,963)		(39,963)

The accompanying notes are an integral part of these financial statements.

Year	Transaction	Shares Issued for Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Treasury Stock	Total
1997	Expiration of stock option						$ (6,250)			$ (6,250)
	Net loss							$ (31,828)		(31,828)
1998	Net loss							(30,681)		(30,681)
1999	Net loss							(57,812)		(57,812)
2000	Net loss							(37,528)		(37,528)
2001	Net loss							(20,007)		(20,007)
	Balances, December 31, 2001				8,468,506	$ 846,850	351,237	(1,221,460)	$ (8,174)	(31,547)
2002	Net loss							(12,691)		(12,691)
	Balances, December 31, 2002				8,468,506	846,850	351,237	(1,234,151)	(8,174)	(44,238)
2003	Issuance of shares and warrants		Conversion of related party debts	Fair value of shares issued	1,930,130	193,013	19,323			212,336
	Issuance of shares and warrants		To reimburse payment of professional service fees	Fair value of shares issued	150,000	15,000				15,000
	Issuance of shares and warrants	X			1,100,000	110,000	80,310			190,310
	Issuance of treasury shares (50,000)		Officer signing bonus	Fair value of shares issued			4,010		3,490	7,500
	Issuance of shares and warrants		Mining claims	Fair value of shares issued	350,000	35,000				35,000
	Net loss							(221,772)		(221,772)
	Balances, December 31, 2003				11,998,636	1,199,863	454,880	(1,455,923)	(4,684)	194,136
2004	Issuance of shares and warrants		Conversion of related party debts	Fair value of shares issued	824,370	82,437				82,437
	Issuance of shares and warrants		Success award	Fair value of shares issued	887,500	88,750				88,750
	Issuance of shares through warrant exercise ($0.20)	X			1,090,000	109,000	109,000			218,000

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity
From Inception (March 26, 1959) Through December 31, 2004

Year	Transaction	Shares Issued for: Cash	Shares Issued for: Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock: Shares	Common stock: Par Value	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Treasury Stock	Total
	Issuance of shares through warrant exercise of ($0.40)	X			173,611	17,361	52,952			70,313
	Issuance of treasury shares (67,103)		Officer promotion	Fair value of shares issued			2,026		4,684	6,710
	Issuance of stock options		Directors compensation	Intrinsic method			59,200			59,200
	Issuance of shares		Directors compensation	Fair value of shares issued	300,000	30,000	54,000			84,000
	Issuance of shares		Professional services	Fair value of shares issued	90,000	9,000	20,400			29,400
	Net loss							(553,178)		(553,178)
	Balance, December 31, 2004				**15,364,117**	**$ 1,536,411**	**$ 752,458**	**$ (2,009,101)**	**$ 0**	**$ 279,768**

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Cash Flows

	Year Ended December 31,			From Inception (March 26, 1959) Through December 31,
	2004		2003	2004
Cash flows from operating activities:				
Net loss	$ (553,178)	$	(221,772)	$ (2,009,101)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation	493			5,741
Common stock, warrants, and options issued for salaries and fees	179,310		22,500	386,594
Change in:				
Prepaid expenses	54		(6,252)	(6,198)
Accounts receivable, related party			421	
Gold inventory	(3,025)		4,904	(3,025)
Accounts payable, other	(17,341)		22,360	5,019
Accounts payable, related party	32,772			52,772
Accrued compensation, related party				255,450
Accrued payroll taxes				19,323
Convertible success award, Walters LITS			88,750	88,750
Accrued remediation costs	14,000		16,000	50,000
Net cash used - operating activities	(346,915)		(73,089)	(1,154,675)
Cash flows from investing activities:				
Receipts attributable to unrecovered promotional, exploratory, and development costs				626,942
Proceeds from the sale of equipment				60,000
Additions to property, plant, equipment, and unrecovered promotional, exploratory, and development costs	(7,377)		(19,597)	(370,342)
Net cash - investing activities	(7,377)		(19,597)	316,600
Cash flows from financing activities:				
Issuance of common stock, net of offering costs	288,313		190,310	879,104
Acquisitions of treasury stock				(8,174)
Net cash - financing activities	288,313		190,310	870,930
Net increase in cash	(65,979)		97,624	32,855
Cash, beginning of year	98,834		1,210	0
Cash, end of year	$ **32,855**	$	**98,834**	$ **32,855**
Supplemental disclosures of cash flow information:				
Non-cash investing activities:				
Mining claims purchased - common stock	$ **35,000**	$	**35,000**	
Non-cash financing activities:				
Related party liability converted to common stock	$ **88,750**	$	**212,336**	$ **301,086**
Cash paid for interest	$ **15**	$	**315**	

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Little Squaw Gold Mining Company was incorporated in the state of Alaska on March 26, 1959. The Company was formed to develop and mine patented and unpatented mining properties in Alaska. In prior years, the Company engaged in limited mining operations on its properties and leased certain placer mining claims to a lessee/operator. During 2003, the Company significantly restructured its management with individuals committed to actively developing the Company's mining properties. The Company's primary industry segment is mining.

The Company has incurred losses since its inception and has no recurring source of revenue. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans for the continuation of the Company as a going concern include financing the Company's operations through sales of its common stock and the eventual profitable development of its mining properties. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Exploration Stage Enterprise

The Company's financial statements are prepared using the accrual method of accounting and according to the provisions of Statement of Financial Accounting Standards No. 7, "Accounting for Development Stage Enterprises," as it devotes substantially all of its efforts to acquiring and exploring mining interests that will eventually provide sufficient net profits to sustain the Company's existence. Until such interests are engaged in commercial production, the Company will continue to prepare its financial statements and related disclosures in accordance with entities in the exploration stage.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates used in preparing these financial statements include those assumed in estimating the recoverability of the cost of mining claims, accrued remediation costs, and deferred tax assets and related valuation allowances. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the balance sheet and statement of cash flows, the Company considers all highly liquid investments purchased, with an original maturity of three months or less, to be a cash equivalent.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Plant, Equipment, and Accumulated Depreciation

Plant and equipment are stated at cost, cost is determined by cash paid or shares of the Company's common stock issued. The mine, mill buildings and equipment are located on the Company's unpatented state mining claims located in the Chandalar mining district of Alaska. All such assets are fully depreciated. A small amount of office equipment is located at Company offices in Spokane, Washington. Depreciation is expensed monthly on the equipment.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements issued after December 15, 1997, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. At December 31, 2004 and 2003, the effect of the Company's outstanding options and common stock equivalents would have been anti-dilutive. Accordingly, only basic EPS is presented.

Mining and Mineral Properties

Cost of acquiring and developing mineral properties are capitalized by the project area. Costs to maintain mineral rights and leases are expensed as incurred. Exploration costs are expensed in the period in which they occur. When a property reaches the production stage, the related capitalized costs are amortized using the units-of-production method on the basis of periodic estimates of ore reserves. Mineral properties are periodically assessed for impairment of value, and any subsequent losses are charged to operations at the time of impairment. If a property is abandoned or sold, its capitalized costs are charged to operations.

Reclassifications

Certain reclassifications have been made to conform to prior year's data to the current presentation. These reclassifications have no effect on the results of reported operations or stockholders' equity as previously reported.

Fair Values of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, prepaid expenses and accounts payable approximated their fair values as of December 31, 2004 and 2003. Related party liabilities approximated their fair values based upon the terms of payment at December 31, 2004.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Reclamation and Remediation

The Company's operations have been, and are subject to, standards for mine reclamation that have been established by various governmental agencies. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which the Company incurs a legal obligation for the retirement of tangible long-lived assets. A corresponding asset is also recorded and depreciated over the life of the asset. After the initial measurement of the asset retirement obligation, the liability will be adjusted at the end of each reporting period to reflect changes in the estimated future cash flows underlying the obligation. Determination of any amounts recognized upon adoption is based upon numerous estimates and assumptions, including future retirement costs, future inflation rates and the credit-adjusted risk-free interest rates.

Remediation liabilities on non operating properties are recognized according to the provisions of Statement of Position 96-1.

The Company accrues costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable. Such costs are based on management's estimate of amounts expected to be incurred when the remediation work is performed.

New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards, or Statement, No. 123 (revised 2004), Share-Based Payment ("Statement 123(R)"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Statement 123(R) supersedes Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. Statement 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an option. Statement 123(R) is effective for small business issuers at the beginning of the first interim or annual period beginning after December 15, 2005.

As permitted by Statement 123, management currently accounts for share-based payments to employees using APB 25's intrinsic value method. Management expects to adopt Statement 123(R) on January 1, 2006 using the modified prospective method and is unable to estimate stock-based compensation expense to be recorded in 2006.

Stock-based Compensation: At December 31, 2004 and 2003, the Company had a stock plan for key employees and non-employee directors, which is more fully described in Note 5. The Company accounts for stock options as prescribed by Accounting Principles Board Opinion No. 25 and disclose pro forma information as provided by Statement 123, "Accounting for Stock Based Compensation."

Pro forma net loss presented below was determined as if the Company had accounted for their employee stock options under the fair value method of Statement 123. The fair value of these options was estimated at the date of grant using an option pricing model. Such models require the input of highly subjective assumptions including the expected volatility of the stock price which may be difficult to estimate for small business issuers traded on micro-cap stock exchanges. The pro forma net loss presented below considers the stock-based employee compensation expense already recognized in accordance with APB 25. The affect of Statement 123 stock option expense on basic loss per share is nil.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

New Accounting Pronouncements, Continued:

December 31, 2004		
Net loss as reported	$	553,178
Statement 123 stock option expense		58,400
Pro forma net loss	**$**	**611,578**

If the Company accounted for its employee stock options under Statement 123, compensation expense would have been $117,600 for the year ended December 31, 2004.

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 31, 2004
Risk-free interest rate	3.50%
Expected stock price volatility	80.00%
Expected dividend yield	---

In December 2004 the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 with earlier adoption permitted. The provisions of this statement shall be applied prospectively. The Company's adoption of SFAS 153 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

3.   MINING AND MINERAL PROPERTIES

Mining Claims

In May 1972, the Company acquired certain patented and unpatented mining claims located in the Chandalar Gold Mining District of Alaska ("the Chandalar District"), from a corporation and various individuals. Under the terms of the acquisition agreement, the Company issued 2,240,000 shares and transferred certain placer mining equipment in exchange for the claims. Effective January 1, 1974, management assigned a value of $224,000 to the claims, based on the par value of the common stock issued as any other basis for assigning value was not determinable. In April 1978, the Company acquired certain other patented and unpatented mining claims located in the Chandalar District from a partnership, a member of which was a former officer and director of the Company. In exchange for the mining claims, the Company issued 400,000 shares of its previously unissued common stock. In connection with the purchase, the partnership retained a 2% Net Smelter Return ("NSR") royalty on the claims. Management assigned a value of $40,000 to the claims, based on the par value of the common stock issued, as any other basis for assigning values was not determinable. The aforementioned claims ("the Chandalar claims") consist in the aggregate of twenty-one 20-acre patented lode claims, one 15-acre patented placer claim, one 5-acre patented mill site, and nineteen 40-acre unpatented state claims.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

3.   **MINING AND MINERAL PROPERTIES, CONTINUED:**

During 2003, in connection with a Debt and Stock Purchase Agreement, the Company purchased seven unpatented claims from Walters LITS, LLC, ("Walters LITS") a related party entity (See Note 4). The claims are located in the Chandalar District and were purchased in exchange for 350,000 shares of the Company's restricted common stock and 175,000 stock purchase warrants exercisable at $0.20 per share. In addition to the Company's purchase of the claims it was also assigned an option to purchase the 2% NSR royalty on the claims upon a $250,000 payment to the royalty holder (See Note 4). Management assigned a value of $35,000 to the claims based upon their estimate of the value of the claims and stock exchanged at the time of the sale. In 2003, there were fifty-five 160 acre unpatented Alaska State mining claims. In addition, during 2004, the Company staked eight unpatented Alaska State mining claims of 160 acres each in the Chandalar District. None of the claims staked in 2003 and 2004 are subject to the 2% NSR.

At December 31, 2004 and 2003, the Company's mining properties were as follows:

	2004	2003
Chandalar claims	$ 264,000	$ 264,000
2003 purchased claims	35,000	35,000
Unpatented state claims staked	22,041	19,597
Total	**$ 321,041**	**$ 318,597**

Buildings and Equipment

Located on the Company's patented mining property in the Chandalar District are certain mining and milling buildings and other mining equipment that have long since been fully depreciated and have no value. Accordingly, the Company has removed their cost basis and the associated accumulated depreciation from its financial statements.

4.   **CONVERSION OF RELATED PARTY DEBTS**

Debt and Stock Purchase Agreement

On June 20, 2003, Eskil Anderson, the Company's president, Ellamae Anderson, a director (and Eskil Anderson's spouse), and Hollis H. Barnett, the Company's secretary and a director, collectively entered into a Debt and Stock Purchase Agreement ("the Agreement") with Walters LITS, a Washington limited liability company managed by Richard R. Walters, the Company's current president and successor to Mr. Anderson. The Agreement provided for, among other things including Mr. and Mrs. Anderson's and Mr. Barnett's sale of their personal holdings in the Company's common stock, the sale of certain obligations due Mr. and Mrs. Anderson and Mr. Barnett from the Company for prior management and legal services rendered. The Agreement also provided for the sale of 7 unpatented mining claims in the Chandalar District to Walters LITS, for $35,000, and granted the Company a option to purchase a 2% NSR royalty on any precious metals production from the Chandalar claims. The option extends for a period of 10 years and is exercisable upon a payment of $250,000 to Mr. Anderson on behalf of a partnership (See Note 3).

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

4.   CONVERSION OF RELATED PARTY DEBTS, CONTINUED:

Conversion of Related Party Debts to Common Stock

At a special meeting of the board of directors held June 24, 2003, Mr. and Mrs. Anderson, Mr. Barnett and two remaining directors resigned their respective management and board of director positions. Concurrent with their resignations, Mr. Walters was appointed as the Company's president and director and two other directors were also appointed. On June 30, 2003, another special meeting of the board of directors took place and two additional directors were appointed. During the special meeting held June 30, 2003, the Company's directors agreed to convert the related party liabilities purchased by Walters LITS consisting of $255,450 due Mr. and Mrs. Anderson for accumulated prior management services and $20,000 due Mr. Barnett for past legal services, into 2,754,500 shares of the Company's unissued common stock and 1,377,250 warrants to purchase the Company's common stock at $0.20 per share. As a result during 2003, the Company issued 1,930,130 shares of common stock and warrants to purchase 965,065 shares of common stock for $0.20 per share to Walters LITS and extinguished $193,013 of related party debt plus related accrued payroll taxes of $19,323. At December 31, 2003 the remaining unconverted related party debt was $82,437. This debt was converted in 2004 into 824,370 shares of restricted common stock and warrants to purchase 412,185 shares common stock at $0.20 per share. All of those warrants expired on May 18, 2004 without being exercised under the mandatory exercise provision of the warrant agreement.

5.   STOCKHOLDERS' EQUITY:

At December 31, 2003, the Company had one class of $0.10 par value common stock outstanding with 12,000,000 shares available for issue. At a special meeting of shareholders originally convened December 19, 2003, then adjourned to January 23, 2004, (due to the absence of a voting majority necessary to ratify certain proposals), the shareholders voted to increase the Company's authorized shares of common stock to 200,000,000 and to create a class of preferred stock with 10,000,000 shares authorized for issue.

Common Stock Issued to Reimburse Related Parties

During 2003, 150,000 shares of the Company's restricted common stock and 75,000 stock purchase warrants exercisable at $0.20 per share were issued to reimburse Richard R. Walters, the Company's president, and another shareholder for $15,000 of legal fees incurred by them on the Company's behalf.

Common Stock Issued as a Success Award

At the June 30, 2003 special board of directors meeting, the directors resolved to issue Walters LITS 887,500 shares of the Company's restricted common stock and warrants to purchase 443,750 shares of common stock for $0.20 per share as consideration for its success in negotiating the Debt and Stock Purchase Agreement and the Royalty Purchase Option Agreement with the Company's prior management. In connection with the issue, the Company recognized $88,750 of expense and an equal amount of corresponding liability in its 2003 financial statements based on management's estimate of the value of the stock and warrants it agreed to issue. In 2004, the shares and warrants were issued and the liability was extinguished. All of the warrants related to this transaction expired on May 18, 2004 under the mandatory exercise provision of the warrant agreement without being exercised.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

5.   **STOCKHOLDERS' EQUITY, CONTINUED:**

Common Stock Issued to Officer

On March 4, 2004, the Company issued Becky Corigliano 67,103 shares of the Company's restricted common stock from its treasury following her appointment as Chief Financial Officer. In connection with the issue, the Company recognized $6,710 of compensation expense in its 2004 financial statements based on management's estimate of the value of the stock issued.

Common Stock Issued to Directors

On December 31, 2004, the Company issued each of its six independent directors 50,000 shares of the Company's restricted common stock under the 2003 Share Incentive Plan. As a result the Company recognized $150,000 share based expense for director's fees estimated by the fair value of the shares issued.

Director	Options	Expense	Shares	Expense	Cash Paid	Cash Accrued
Charles G. Bigelow	50,000 5,000	$ 9,000 $ 1,300	50,000	$14,000	$ 1,000	$ 1,500
James K. Duff	50,000 5,000	$ 9,000 $ 1,300	50,000	$14,000	$ 1,600	$ 1,800
Kenneth S. Eickerman	50,000	$ 9,000	50,000	$14,000	$ 1,600	$ 1,800
James A. Fish	50,000 5,000	$ 9,000 $ 1,300	50,000	$14,000	$ 1,600	$ 2,400
Jackie E. Stephens	50,000 5,000	$ 9,000 $ 1,300	50,000	$14,000	$ 800	$ 1,300
William Orchow	50,000	$ 9,000	50,000	$14,000	$ 0	$ 1,800
Total	320,000	$59,200	300,000	$84,000	$ 6,600	$10,600

Common Stock and Options Issued to Consultants

On October 25, 2004, the Company issued 60,000 shares of the Company's restricted common stock to Sussex Avenue Partners, LLC for consulting services relating to management advisement, strategic planning and marketing in connection with its business, together with advisory and consulting related to shareholder management and public relations. The Company issued an additional 30,000 shares of restricted common stock to Sussex Avenue Partners, LLC on December 13, 2004. The expense of $29,400 was recorded in connection with the issuance based on the estimate value of the shares issued.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

5.   STOCKHOLDERS' EQUITY, CONTINUED:

Private Placement

In August 2003, the Company offered restricted shares of its common stock and common stock purchase warrants for sale, in a private placement, to certain accredited investors. The offering, which was exempt from registration under the Securities Act of 1933 ("the Act") pursuant to Section 4(2) of the Act and Rule 506 of Regulation D, resulted in the sale of 1,100,000 units for $0.20 per unit, or $220,000. Each unit consisted of one share of the Company's common stock and one common stock purchase warrant to purchase one share of the Company's restricted common stock for $0.45 within 24 months of the unit purchase date. Net proceeds received by the Company, after underwriter commissions and legal expenses, were $190,310.

Stock Warrants

At December 31, 2004, the Company had two types of stock purchase warrants outstanding.

The first type were issued in connection with the Company's private placement of its common stock, and are exercisable at $0.45 per share ("$0.45 warrants") and expire on September 19, 2005. At December 31, 2003, there were 1,210,000 of the $0.45 warrants issued, 173,611 were exercised and 1,036,389 were outstanding at December 31, 2004.

The second type of warrants were issued in connection with the purchase of mining claims; conversion of related party debts; reimbursing related parties for expenses incurred by them on the Company's behalf; and in connection with a success award granted certain related parties (See Note 3 and 4). The warrants are exercisable at $0.20 per share ("$0.20 warrants"). The $0.20 warrants are exercisable on or before January 23, 2007, notwithstanding the mandatory exercise provision of the warrant agreement. The mandatory exercise provision requires the holder of the warrants to exercise them within 15 days following any consecutive 21 trading day period during which the sales price of the Company's common stock (as quoted on the NASDAQ Over the Counter Bulletin Board) exceeds $0.25 per share. As of December 31, 2003, 1,215,065 of the $0.20 warrants were issued, 1,090,000 were exercised and the remaining 125,065 have expired.

The following is a summary of warrants:

	Shares	Exercise Price	Expiration Date
December 31, 2003	–	–	
Warrants granted	1,210,000	0.45	September 19, 2005
Warrants exercised	(173,611)	0.45	September 19, 2005
Outstanding and exercisable at December 31, 2004	1,036,389	0.45	
Weighted average exercise of options granted during the year ended December 31, 2004		$ 0.45	

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

5.   STOCKHOLDERS' EQUITY, CONTINUED:

	Shares	Exercise Price	Expiration Date
December 31, 2003	–	–	
Warrants granted	1,215,065	0.20	Expired
Warrants exercised	(1,090,000)	0.20	
Warrants forfeited	(125,065)	–	
Outstanding and exercisable at December 31, 2004	–	–	

2003 Share Incentive Plan:

At a special meeting of shareholders originally convened December 19, 2003, then adjourned until January 23, 2004, the shareholders voted to adopt the Little Squaw Gold Mining Company 2003 Share Incentive Plan ("the Plan"). The Plan permits the grant of nonqualified stock options, incentive stock options and shares of common stock to participants of the Plan. The purpose of the Plan is to promote the success of the Company and enhance the value by linking the personal interests of the participants to those of the Company's shareholders, by providing participants with an incentive for outstanding performance. Pursuant to the terms of the Plan, 1,200,000 shares of the Company's authorized but unissued common stock were reserved for issue. Options granted to participants under the Plan must be exercised no later than the tenth employment anniversary of the participant.   Eligible participants in the Plan include the Company's employees, directors and consultants. During 2004, 620,000 shares of common stock and options to purchase common stock were issued under the Plan.

The following is a summary of options:

	Shares	Exercise Price	Expiration Date
December 31, 2004	–	–	
Options granted	300,000	0.22	Ten year expiration
Options granted	20,000	0.29	Ten year expiration
Outstanding and exercisable at December 31, 2004	320,000		
Weighted average exercise price of options granted during the year ended December 31, 2004			$ 0.23

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

6. REMEDIATION LIABILITY

In 1990, the Alaska Department of Environmental Conservation ("Alaska DEC") notified the Company that soil samples taken from a gravel pad adjacent to the Company's Tobin Creek mill site contained elevated levels of mercury. In response to the notification, the Company engaged a professional mining engineer to evaluate the cost and procedure of remediating the affects of the possible contamination at the site. In 1994, the engineer evaluated the contamination and determined it to consist of approximately 200 cubic yards of earthen material and estimated a cost of approximately $25,000 to remediate the site. In 2000, the site was listed in the Alaska DEC's contaminated sites database as a "medium" priority contaminated site. During 2003, the Company's management reviewed its estimate of the cost that would be ultimately required to fulfill its remediation obligations at the site and determined that its accrual for remediation should be adjusted, based upon estimated general and administrative costs that would be included in the remediation effort and the affect of inflation on the 1994 cost estimate and increased the accrual to $36,000. During 2004, management updated its estimate of undiscounted cash costs to remediate the site, and increased the accrual for remediation costs to $50,000 at December 31, 2004. The Company's remediation cost accrual is classified as a non-current liability, as management believes its remediation activities will not occur during the upcoming year.

The Company's management believes that the Company is currently in substantial compliance with environmental regulatory requirements and that its accrued environmental remediation costs are representative of management's estimate of costs required to fulfill its obligations. Such costs are accrued at the time the expenditure becomes probable and the costs can reasonably be estimated. The Company recognizes, however, that in some cases future environmental expenditures cannot be reliably determined due to the uncertainty of specific remediation methods, conflicts between regulating agencies relating to remediation methods and environmental law interpretations, and changes in environmental laws and regulations. Any changes to the Company's remediation plans as a result of these factors could have an adverse affect on the Company's operations. The range of possible losses in excess of the amounts accrued cannot be reasonably estimated at this time.

7. INCOME TAXES

At December 31, 2004 and 2003, the Company had deferred tax assets which were fully reserved by valuation allowances. The deferred tax assets were calculated based on an expected future tax rate of 15%. Following are the components of such assets and allowances at December 31, 2004 and 2003:

	2004	2003
Deferred tax assets arising from:		
Unrecovered promotional, exploratory, and development costs	$ 56,000	$ 56,000
Net operating loss carryforwards	121,000	38,000
	177,000	94,000
Less valuation allowance	(177,000)	(94,000)
Net deferred tax assets	**$ 0**	**$ 0**

At December 31, 2004 and 2003, the Company had federal tax-basis net operating loss carryforwards totaling approximately $803,000 and $250,000, respectively, which will expire in various amounts from 2004 through 2023.

The tax basis net operating loss carryforwards prior to 2004 have been reduced by the effects of the provisions of Internal Revenue Code section 382 regarding changes in ownership and the statutory expiration of certain prior years' net operating loss carry forwards. Changes in the deferred tax asset valuation allowance for 2004 and 2003 relate only to corresponding changes in deferred tax assets for those years.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

8.   SUBSEQUENT EVENTS

Convertible Promissory Notes

Subsequent to year-end the Company issued three convertible promissory notes ("the Notes") in order to finance the Company until it is able to raise additional capital. Two of the Notes were to shareholders for $25,000 and $50,000, respectively, and one of the Notes was to a director for $25,000. The Notes are dated January 21, 2005, and are payable on demand, or if no demand is made, on July 20, 2005. The Notes accrue interest at 6% per annum and interest only payments are due on the unpaid balances on the quarterly anniversary dates with the first payment due on April 21, 2005.

The Company has the right to, at any time prior to the maturity date and without notice to convert the Notes into restricted shares of the Company's common stock and warrants. The conversion rate is $0.30 per share and includes one warrant per share initially at $0.45. The exercise price of the warrants escalates to $0.55 and $0.75 in the second and third year from the date of issuance.

Placement Agent Agreement

On March 1, 2005 the Company entered into a Placement Agent Agreement, ("the Agreement") with a broker-dealer to act as a placement agent for the Company, with respect to the sale of 9,166,666 units of the Company's securities. The Company intends to offer to prospective investors an aggregate of two million seven hundred fifty thousand dollars (U.S. $2,750,000) of its shares of common stock and warrants as a unit at U.S. $0.30 per unit. The units will consist of one share of common stock of the Company and one warrant entitling the holder of the common stock to acquire one additional share of common stock of the Company at U.S. $0.45 per share for the period of one year from the date of issue of the common shares to the holder. The exercise price for the warrants will increase to U.S. $0.55 for the period of the second year from the date of issue and further increase to U.S. $0.75 for the period of the third year from the date of issue. The Company reserves the right to use the closing date for the offering or date of last sale as the "issue date" for the exercise periods for the warrants. The private placement will be offered on a best efforts basis and the Company ultimately may not be successful in selling its securities. The securities that may be sold are subject to registration rights to the purchasing investors with liquidated damage penalties accruing to the Company in the event it is unable to effect a registration statement within a certain time period. Funds received from the private placement will be used to develop the Company's Alaska gold property.

INDEX TO INTERIM FINANCIAL STATEMENTS

PART I – FINANCIAL INFORMATION

Item 1: Financial Statements

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Balance Sheets
September 30, 2005 and December 31, 2004

	(unaudited) September 30, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash	$ 81,643	$ 32,855
Prepaid expenses	11,787	6,198
Other receivable	3,000	
Total current assets	96,430	39,053
Plant, equipment, and mining claims:		
Other equipment, net of depreciation	3,806	4,441
Mining and mineral properties	321,041	321,041
Other assets	6,111	3,025
Total assets	$ 427,388	$ 367,560
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 11,129	$ 5,020
Accounts payable – related parties	80,298	32,772
Accrued interest	3,000	
Notes payable	100,000	
Total current liabilities	194,427	37,792
Long-term liabilities:		
Accrued remediation costs	50,000	50,000
Total liabilities	244,427	87,792
Stockholders' equity:		
Preferred stock; no par value, 10,000,000 shares authorized; no shares issued or outstanding		
Common stock; $0.10 par value, 200,000,000 shares authorized; 16,133,420 and 15,364,117 issued and outstanding, respectively	1,613,342	1,536,411
Additional paid-in capital	862,708	752,458
Deficit accumulated during the development stage	(2,293,089)	(2,009,101)
Total stockholders' equity	182,961	279,768
Total liabilities and stockholders' equity	$ 427,388	$ 367,560

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(A Development Stage Company)
Statements of Operations
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,		From Inception (March 26, 1959) Through September 30,
	2005	2004	2005	2004	2005
Revenue:					
Royalties, net					$ 398,752
Lease and rental					99,330
Gold sales and other	-	-	-	-	31,441
	-	-	-	-	529,523
Expenses:					
Other costs of operations					8,030
Management fees and salaries	$ 13,500	$ 15,825	$ 48,050	$ 49,225	1,000,107
Directors' fees	3,900	6,900	10,900	18,700	263,043
Professional services	51,578	62,996	166,371	193,613	818,980
Other general and administrative expense	18,838	18,062	41,829	31,083	256,047
Mineral property maintenance	1,947	2,024	5,212	6,464	18,129
Office supplies and other expense	2,226	1,993	5,104	9,200	243,654
Depreciation	211	212	635	282	5,882
Reclamation and miscellaneous					115,102
Loss on partnership venture					53,402
Equipment repairs					25,170
	92,200	108,012	278,101	308,567	2,807,546
Other (income) expense:					
Interest expense	3,000		6,055		42,356
Interest income	(59)	(151)	(168)	(527)	(27,290)
Total other (income) expense	2,941	(151)	5,887	(527)	15,066
Net loss	$ 95,141	$ 107,861	$ 283,988	$ 308,040	$ 2,293,089
Net loss per common share	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Weighted average common shares outstanding-basic	15,835,594	14,974,117	15,573,728	14,564,747	6,633,063

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Cash Flows (unaudited)

	Nine Months Ended September 30,		From Inception (March 26, 1959) Through September 30,
	2005	2004	2005
Cash flows from operating activities:			
Net loss	$ (283,988)	$ (308,040)	$ (2,293,089)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	635	282	6,376
Common stock, warrants, and options issued for salaries and fees	45,306	11,910	431,900
Change in:			
Prepaid expenses	(5,589)	(2,544)	(11,787)
Gold inventory		(3,025)	(3,025)
Other receivable	(3,000)		(3,000)
Accounts payable, other	6,109	21,988	11,128
Accounts payable, related party	47,526		100,298
Accrued compensation, related party			255,450
Accrued payroll taxes			19,323
Accrued interest	3,000		3,000
Convertible success award, Walters LITS			88,750
Accrued remediation costs			50,000
Net cash used - operating activities	(190,001)	(279,429)	(1,344,676)
Cash flows from investing activities:			
Receipts attributable to unrecovered promotional, exploratory, and development costs			626,942
Proceeds from the sale of equipment			60,000
Additions to property, plant, equipment, and unrecovered promotional, exploratory, and development costs	(3,086)	(4,934)	(373,428)
Net cash used - investing activities	(3,086)	(4,934)	313,514
Cash flows from financing activities:			
Issuance of common stock, net of offering costs	141,875	288,313	1,020,979
Proceeds from notes payable	100,000		100,000
Acquisitions of treasury stock			(8,174)
Net cash provided - financing activities	241,875	288,313	1,112,805
Net increase in cash	48,788	3,950	81,643
Cash, beginning of period	32,855	98,834	0
Cash, end of period	$ 81,643	$ 102,784	$ 81,643
Supplemental disclosures of cash flow information:			
Non-cash investing activities:			
Mining claims purchased - common stock		$ 35,000	$ 35,000
Non-cash financing activities:			
Related party liabilities compensation converted to common stock		$ 88,750	$ 301,086

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
Notes to Financial Statements (Unaudited)

1.   BASIS OF PRESENTATION:

The unaudited financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information, as well as the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the three-month and nine-month periods ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005.

For further information refer to the financial statements and footnotes thereto in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004.

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements issued after December 15, 1997, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For the periods ended September 30, 2005 and 2004, the effect of the Company's outstanding options and common stock equivalents would have been anti-dilutive. Accordingly, only basic EPS is presented.

2.   2003 SHARE INCENTIVE PLAN:

During the third quarter of 2005, the Company did not issue any stock options. The Company's 2003 Share Incentive Plan (the "Plan) permits the granting of nonqualified stock options, incentive stock options and shares of common stock to employees, directors and consultants. In November 2005 our Board of Directors ratified changes to the Plan that brought it into compliance with new IRS laws (principally Code 409A) that require companies to recognize the fair market value of stock options and other share based payments awarded to employees and associates as compensation expense. The new law becomes effective for our Company on January 1, 2006. Any new shares issued under our Plan will be based on their then current market price or higher. The Plan is now referred to as the Restated 2003 Share Incentive Plan.

3.   STOCKHOLDERS' EQUITY:

Common Stock

On July 1, 2005 the Company issued 31,400 shares of common stock to Strata Partners, LLC as reimbursement for $5,338 of expenses incurred on the Company's behalf in the process of obtaining financing.

Stock Warrants
Warrants were issued in connection with a private placement of the Company's common stock during 2004, and were exercisable at $0.45 per share ("$0.45 warrants") and expired on September 19, 2005. On May 18, 2005, directors consented to authorize the Company to reduce the warrant exercise price to $0.25 through June 24, 2005. As a result, 75,000 warrants were exercised during June of 2005. There were no warrants exercised in the third quarter and, at September 30, 2005 all outstanding warrants expired, except for the warrants issued in connection with the private placement described below in Item 2.

Little Squaw Gold Mining Company
Notes to Financial Statements (Unaudited)

4.   RELATED PARTY TRANSACTIONS:

In January of 2005 the Company issued three convertible promissory notes ("the Notes") in order to provide working capital for the Company until it is able to raise additional capital. Two of the Notes were to shareholders for $25,000 and $50,000, respectively, and one of the Notes was to a director for $25,000. The Notes are dated January 21, 2005, and were payable on demand, or if no demand was made, on July 20, 2005.

The Company has the right, any time prior to the maturity date and without notice, to convert the Notes into restricted shares of the Company's common stock and warrants. The initial conversion rate is $0.30 per share and includes one warrant per share initially at $0.45. The exercise price of the warrants escalates to $0.55 and $0.75 in the second and third year from the date of issuance. On July 20, 2005, all parties to the notes agreed to extend the term of the Notes to an indefinite period until the Company has the financial resources to repay them. In connection with the agreement to extend the term of the Notes the parties also agreed that the interest rate on the notes would increase from 6% to 12%. At September 30, 2005, the Company had accrued $3,000 of interest related to the Notes.

On October 18, 2005 a principal payment of $25,000 was paid on one of the convertible promissory notes in the amount of $50,000 leaving a total balance due of $75,000. On December 20, 2005, the remaining $75,000 was paid in full.



LITTLE SQUAW GOLD MINING COMPANY

10,431,400 Shares of Common Stock

PROSPECTUS

February 13, 2006